1750 - 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1
604-623-4700
1-888-600-2200

MANAGEMENT INFORMATION CIRCULAR

Dated this 19th day of March, 2018

Who We Are

Nevsun Resources Ltd., (“Nevsun” or the “Company”) through its direct and indirect subsidiaries holds ownership interests in two material properties; the Timok Project in Serbia which hosts the copper-gold Cukaru Peki deposit on the Brestovac-Metovnica Exploration Permit, and the Bisha property in Eritrea which hosts the copper-zinc-gold-silver Bisha deposit and includes potential satellite VMS deposits.

The Timok Project is a copper-gold development asset in eastern Serbia focused on the Cukaru Peki deposit, which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization). The Timok Project is a joint venture between Nevsun and Freeport McMoRan Exploration Corp. Nevsun owns a 100% interest in the Upper Zone and currently a 60.4% interest in the Lower Zone and is the operator of the Timok Project.  Nevsun’s ownership interest in the Lower Zone will decline to 46% once a feasibility study has been prepared for either the Timok Upper or Lower Zone.

The Company’s principal mining operation is the Bisha mine which is located on the Bisha property and covers an area of 46.5 square kilometers which contains the Bisha Mine.  In addition, the Company owns the Mogoraib River Exploration License which covers an area of 630 square kilometers and the Tabakin Exploration License covering 184 square kilometers.  The Bisha mine is owned and operated by Bisha Mining Share Company (“BMSC”). The Company is a 60% shareholder in BMSC with the remaining 40% interest held by Eritrean National Mining Corporation (“ENAMCO”), an Eritrean entity owned by the state of Eritrea. The Bisha Mine began commercial production of gold in February 2011 that allowed an early payback of gold phase capital and allowed for complete funding of both the copper and zinc phase expansions. The Bisha mine transitioned from gold production to copper production in late H2 2013 and commenced commercial production of copper in December 2013 and commercial production of zinc in October 2016 following the completion of the zinc expansion project. The Bisha mine contains a significant amount of zinc and copper.

ii | NEVSUN RESOURCES LTD.

REPORT TO SHAREHOLDERS	MARCH 19, 2018

This is my first shareholder report to you since joining the company in May last year. 2017 was a year of tremendous change for Nevsun. Much was accomplished to reconfigure our company to deliver in 2018 and beyond as we progress towards our objective of becoming a multi-mine, mid-size base metals company.

With oversight by a refreshed Board of Directors, we restructured our organization and flattened it to drive single-point accountability down to the asset level, and we revitalised our executive team with top tier talent. We made tough decisions on both Timok and Bisha. At Bisha, we revised the life of mine plan to establish the optimum business case going forward and to continue to evaluate opportunities to extend mine life and generate returns well into the future. At Timok, we delayed completion of the project’s pre-feasibility study into 2018 to ensure a robust level of project definition as a base case. At the corporate level, we revised our accounting practices to better reflect best practice by companies with the scale to which we aspire. These actions were taken while staying true to our convictions around citizenship, capital management, and value creation.

We then focussed on doing the hard work needed to position our company for success. We successfully addressed material movement and metallurgical performance issues at Bisha and spent time building critical relationships with key stakeholders in Serbia. We are already seeing the benefits of our 2017 actions; evidenced by the approval of our Timok Project decline permit by the State of Serbia and by improved operational performance at our Bisha mine.

Our overarching theme in 2018 is delivery. Together with the State of Eritrea, our partner in Bisha, we will work towards delivery of our operating targets and growing the value of our Bisha business. Together with our hosts, the State of Serbia, we will continue our work together towards expediting the Timok Project permitting process. In parallel, we will advance the feasibility study and begin construction of the project’s decline development.

As we advance Timok, Nevsun’s project build capability has never been stronger. My background in project development combined with that of two of our Directors, Ian Pearce and Ian Ashby, provides deep support to Jerzy Orzechowski, Nevsun’s senior project executive and Project Director of our Timok Project. This leadership is complemented by a strong local team in Serbia who have an improved understanding of the local context.

We enter 2018 with a strong balance sheet, with strong bench strength, and with even stronger will and conviction.

Performance Outlook for 2018:

We plan to improve our strong safety record

At Timok:	We will deliver a pre-feasibility study in March with an initial reserve We will commence and advance decline development We will acquire the majority of the private land needed for the project

At Bisha:	We expect to produce 210 to 240 million pounds of zinc We expect to produce 20 to 30 million pounds of copper

Exploration:	We plan to invest $15 million including 12.5 kilometres of follow-up drilling on highly prospective Upper Zone Targets

We plan to complete a NI43-101 Resource for the Timok Lower Zone

We are excited about the year ahead of us, and we look forward to a year of delivery in 2018. On behalf of Nevsun and our Board of Directors, I would like to thank you for your commitment to our company and to the realization of our objective of becoming a multi-mine mid-size base metals company.

NEVSUN RESOURCES LTD.

“Peter Kukielski”

Peter Kukielski
President and Chief Executive Officer

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Nevsun Resources Ltd. (the “Company” or “Nevsun”) will be held at 9:00 a.m. (Pacific Time) on Tuesday, May 1, 2018 in the Stanley Boardroom, 2600 - 595 Burrard Street, Vancouver, British Columbia, to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2017, with the report of the auditors therein;

2.	set the number of directors for the ensuing year at seven;

3.	elect the Directors and fix their terms of office;

4.	appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

5.	consider and, if thought fit, pass an ordinary resolution to approve the amended Stock Option Plan, as disclosed in the Information Circular, and approve all unallocated options issuable pursuant to the Stock Option Plan for granting pursuant to the Stock Option Plan;

6.	consider and approve an advisory resolution with respect to the Company’s approach to executive compensation; and

7.	transact any other business as may properly come before the Meeting or any adjournments thereof.

You have the right to vote your shares if you were a Nevsun shareholder on March 19, 2018, the record date for the Meeting, which was fixed by resolution of the Board of Directors of the Company.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  Please see information on how to vote in the Information Circular.  To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on April 27, 2018, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).  The Chair of the Meeting has the discretion to accept late proxies.

If you have any questions relating to the Meeting, please contact the Company's proxy solicitation agent, Laurel Hill Advisory Group by calling toll-free in North America at1-877-452-7184, collect outside North America at416-304-0211, or by email atassistance@laurelhill.com.

Dated at Vancouver, British Columbia this 19th day of March 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter G.J. Kukielski”

Peter G.J. Kukielski
President, Chief Executive Officer and Director

iv | NEVSUN RESOURCES LTD.

NEVSUN RESOURCES LTD.
(the “Company” or “Nevsun”)
1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada   V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

General Information

Information contained in this Management Information Circular (the “Information Circular” or “Circular”) is as of March 19, 2018 (the “Record Date”) unless otherwise indicated and all dollar amounts referenced herein are in Canadian Dollars (“CAD”), unless otherwise specified.  The exchange rate as at December 31, 2017 was CAD$1.00 = US$0.797.

This Information Circular has been approved by the board of directors of the Company (the “Board” or “Directors”).

Voting Information

The Company is authorized to issue an unlimited number of common shares without par value.  On the Record Date, 302,321,670 common shares (“Common Shares”) were issued and outstanding, each share carrying the right to one vote.  On any poll, the persons named in the form of proxy will vote the shares in respect of which they are appointed.  Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on the Record Date, who either personally attend the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the headings Record Date and Appointment and Revocation of Proxies will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co., except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
BlackRock Inc. New York, USA	50,611,342(2)	16.74%
(1)	This number is as of December 31, 2017, taken from Schedule 13G filed by BlackRock Inc. on EDGAR on January 17, 2018.

Notice and Access Process

Nevsun has adopted the notice and access process (“Notice & Access”) provided for under Canadian securities laws for the delivery of the Information Circular, audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2017 and management’s discussion and analysis (the “Meeting Materials”) to shareholders for the Meeting. Specifically, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material, and registered shareholders who have consented to electronic delivery, will receive paper copies of a notice of meeting and a voting form and will receive the other proxy-related materials through notice and access. Shareholders receiving proxy-related materials through Notice and Access will receive a notification which will contain information on how to obtain electronic and paper copies of the materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the proxy circular and other proxy-related materials.

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The Company has adopted this alternative means of delivery to help reduce paper use and also reduce its printing and mailing costs. Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically.

The Meeting Materials will be available on the Company’s website (www.nevsun.com) as of March 26, 2018, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available online under the Company’s profile at www.sedar.com and on the United States Securities and Exchange Commission website (“EDGAR”) at www.sec.gov as of March 26, 2018.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company at no cost to them by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Nevsun urges shareholders to review this Information Circular prior to voting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting (and at any adjournment thereof) to be held on Tuesday, May 1, 2018 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made using the Notice and Access process described above, and by mail, if applicable, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company. In addition, the Compny has retained the services of Laurel Hill Advisory Group to assist with the proxy solicitation process for a fee of $35,000 plus out-of-pocket expenses.

Record Date

The Company has set the close of business on March 19, 2018 as the Record Date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting.  Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s corporate secretary at 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1.

Appointment and Revocation of Proxies

The persons named in the form of proxy are designated as proxy holders by management of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular. The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

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Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at: (i) the registered office of the Company, 2600 - 595 Burrard Street, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Advice to Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold common shares in their own names (“Beneficial Shareholders”). You are a Beneficial shareholder if the shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker like CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Company has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

If the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Company intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

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Voting of Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Business of Meeting

1. Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2017 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

The audited annual consolidated financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2017 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

2. Set the Number of Director

The Board currently consists of seven Directors.  It is proposed that the number of Directors to be elected at the Meeting for the ensuing year be set at seven.

The Board recommends that shareholders vote FOR the ordinary resolution to set the number of Directors at seven. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the ordinary resolution to set the number of Directors at seven.

3. Election of Directors

All of the seven nominated directors have confirmed their willingness to serve on Nevsun’s board for the 2018 term. The term of office of each of the present Directors expires at the Meeting. The nominees proposed for election as Directors were recommended to the Board by the Corporate Governance and Nominations Committee of the Board (“CGN Committee”).

Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the form of proxy intend to vote for the election of each of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a Director.  Subject to the Company’s Majority Voting Policy (described below), each Director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act.

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Director nominees for 2018 are:

Ian R. Ashby Geoffrey Chater Anne E. Giardini Peter G.J. Kukielski	Ian W. Pearce David S. Smith Stephen V. Scott

Each of the nominees is well qualified and demonstrates the competencies, character and commitment that is complementary to Nevsun’s needs and culture and has expressed his or her willingness to serve on the board.  Further information on each of the nominees can be found under the heading Director Profiles starting on page15.

The Board recommends that the shareholders vote FOR each of the above nominees proposed for election as Directors, as disclosed in this Circular. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the nominees proposed for election as Directors, as disclosed in this Circular.

Majority Voting Policy

The Company’s Majority Voting Policy provides that any nominee proposed for election as a Director in an uncontested election who receives, from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election as a Director, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. If a Director in an uncontested election receives from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld for his or her election as a Director than shares voted in favour of his or her election and tenders his or her resignation, the CGN Committee will expeditiously consider the Director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release, a copy of which will be provided to the Toronto Stock Exchange (the “TSX”) as required under Section 461.3(e) of the TSX Company Manual. The applicable Director will not participate in any Committee or Board deliberations on the resignation offer. The full text of the Majority Voting Policy is available upon request to the Company at contact@nevsun.com.

Minimum Ownership Guideline for Directors and NEOs

To ensure that the interests of directors and senior executives of the Company are aligned with those of shareholders, the Company requires directors, the CEO and other NEOs to maintain a significant ownership stake in the Company over their tenure.  Minimum ownership requirements are as follows:

  Directors – Three (3) times the annual retainer, of which at least one times the annual retainer is to be held in shares and the remainder may be held in DSUs.
  CEO – Three (3) times the annual base salary, of which at least one times the annual base salary is to be held in shares and the remainder may be held in RSUs and PSUs.
  Other NEOs – One (1) times the annual base salary, of which at least 1/3 of the requirement is to be held in shares and the remainder may be held in RSUs and PSUs.

The following may be used in determining ownership:

  Shares owned directly
  Shares owned jointly or separately by the individual’s spouse
  Shares held in trust for the benefit of the individual, the individual’s spouse and/or children
  Deferred Share Units
  Performance Share Units
  Restricted Share Units

Stock options do not count toward meeting these guidelines.

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The value of the individual’s ownership requirement is based upon such individual’s then current base salary or annual retainer. The determination of whether the individual meets the applicable guidelines will be made in January of each year, effective as at close of business December 31 of the prior year and will be based on the volume weighted average closing price of the Company’s shares on the Toronto Stock Exchange for the 20 trading days preceding and including the last trading day of that prior calendar year.  Individuals will be notified by email in January of each year as to the status of their compliance with these guidelines.

The applicable guideline level of Company ownership is expected to be satisfied by each individual within five (5) years after first becoming subject to ownership guidelines or after the date of appointment to his or her position. In the event of an increase in an individual’s base salary or annual retainer, he or she will have one (1) year from the time of the increase to meet the increased ownership guideline. Once the individual’s level of ownership satisfies the applicable guideline, ownership at the guideline level is expected to be maintained continuously for as long as the individual is subject to these guidelines.

The Human Resources and Compensation Committee of the Board of Directors shall have authority to administer these guidelines. Upon the request of an individual subject to these guidelines, the Committee may grant a waiver of these guidelines in consideration of the personal circumstances of the individual. The Board of Directors or the Committee, as authorized by the Board of Directors, may at its discretion provide extensions to meet the ownership guidelines and may at its discretion implement measures regarding non-compliance with the ownership guidelines including without limitation, postponing further grants of long term incentive (LTI) compensation until such guidelines have been met or requiring that a portion of any payout of LTI (including stock options, RSUs, PSUs or DSUs) be applied toward the purchase of shares or take such other measures as it may consider appropriate in the circumstances. The Committee shall review these guidelines from time to time and make recommendations to the Board of Directors for modifications as necessary or appropriate.

At December 31, 2017, the Directors and Named Executive Officers (as hereinafter defined), as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 751,528 Common Shares with a total value of approximately $2.3 million based on a closing price of $3.06 (with the CEO owning 105,000 Common Shares with a value of $321,300), directly or indirectly, representing approximately 0.2% of the issued and outstanding Common Shares.

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The information as to ownership in the Company, securities of the Company beneficially owned or over which a Director or NEO exercises control or direction is provided in the table below.

	Securities Held
Name	Common Shares ($ Value)(1)	DSUs ($ Value)(2)	PSUs ($ Value)(2)	RSUs ($ Value)(2)	Total $ Value	2017 Retainer Fees/Base Salary $	Meets ownership guideline (% of guideline)
Ian W. Pearce, Director, Chair	29,500 (90,270)	59,600 (178,188)	0	0	268,458	150,000	No(3)
Ian R. Ashby, Director	30,000 (91,800)	76,586 (228,971)	0	0	320,771	100,000	No(4)
Geoffrey Chater, Director	144,973 (443,617)	53,816 (160,895)	0	0	604,512	100,000	Yes (202%)
Anne E. Giardini, Director	100,000 (306,000)	36,100 (107,929)	0	0	413,929	100,000	Yes (138%)
Stephen V. Scott, Director	169,372 (518,278)	53,816 (160,895)	0	0	679,173	100,000	Yes (226%)
David S. Smith, Director	62,490 (191,219)	36,100 (107,929)	0	0	299,148	100,000	Yes (100%)
Peter G.J. Kukielski, CEO and Director	105,000 (321,300)	0	457,700 (1,368,397)	457,700 (1,368,397)	3,058,094	850,000	No(5)
Joseph P. Giuffre, CLO	61,732 (188,900)	0	137,104 (409,903)	98,269 (293,797)	892,600	475,000	Yes (188%)
Jerzy Orzechowski Vice President and Project Director, Timok Project	0	0	53,700 (160,548)	53,700 (160,548)	321,096	550,000	No(6)
Scott A. Trebilcock, CDO	48,461 (148,291)	0	137,104 (409,903)	98,269 (293,797)	851,991	475,000	No(7)
Ryan L. MacWilliam, CFO	0	0	137,118 (409,945)	137,118 (409,945)	819,890	450,000	No(8)

(1)	Calculation based on the number of shares owned and the closing price ($3.06) of the Company’s shares as at December 31, 2017.
(2)	Calculation based on the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99).
(3)	Mr. Pearce has until 2022 to meet guideline.

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(4)	Mr. Ashby has until 2019 to meet guideline
(5)	Mr. Kukielski has until 2023 to meet guideline.
(6)	Mr. Orzechowski has until 2023 to meet guideline.
(7)	Mr. Trebilcock has until 2022 to meet guideline
(8)	Mr. MacWilliam has until 2023 to meet guideline.

Advance Notice Policy

The Company’s Advance Notice Policy provides shareholders, Directors and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. The full text of the Advance Notice Policy is available upon request to the Company at contact@nevsun.com.

4. Appointment of Auditors

KPMG LLP has been Nevsun’s independent auditor since 1994.  Upon the recommendation of the Audit Committee, shareholders will be asked to approve the re-appointment of KPMG LLP as auditor and also to authorize the Board to set the auditor’s remuneration for 2018.

KPMG LLP conducts the annual audit of Nevsun’s financial statements and provides audit-related, tax and other services and reports to the Audit Committee of the Board.  The table below outlines the fees paid to KPMG LLP during the last two years.

	Year ended December 31, 2017	Year ended December 31, 2016
Audit fees(1) Audit-related fees(2)	$ 645,000 --	$ 614,935 33,753
Tax fees(3)	58,700	54,670
All other fees	--	--
Total	$ 703,700	$ 703,358
(1)	Audit fees include fees related to the audit of the year-end financial statements, audit of the internal controls over financial reporting, review of the interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.
(2)	Audit related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the financial statements and are not reported above as Audit Fees.
(3)	Tax fees for 2017 and 2016 are for tax advice in connection with general matters, and the 2016 fees include those incurred in relation to the Reservoir transaction, all in accordance with the pre-approval policies of the Audit Committee.

The Board recommends that shareholders vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.

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5. Approval of Amended Stock Option Plan and Unallocated Options

The Stock Option Plan is a key component of the Company’s compensation program and is used to attract, motivate and retain high calibre employees. Accordingly, the Board recommends shareholders approve the amended Stock Option Plan, as disclosed in the Information Circular, and approve all unallocated options issuable pursuant to the Stock Option Plan for granting pursuant to the Stock Option Plan. The amended Stock Option Plan and approval of the unallocated Options for granting pursuant to the Stock Option Plan are required to be approved by a majority of the votes cast by the shareholders of the Company present in person or represented by proxy at the Meeting.

The terms of the Stock Option Plan are included in their entirety as SCHEDULE “C” to this Circular and details regarding the Stock Option Plan and certain key amendments made to the Stock Option Plan are described under the headings Long-term Incentive Awards and Equity Compensation Plan Information.

Resolution to Approve Stock Option Plan and Unallocated Options

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve the amended Stock Option Plan, as disclosed in this Circular, and to approve the grant of unallocated Options issuable pursuant to the Stock Option Plan, substantially in the following form:

"WHEREAS:

A.	the Board of Directors of the Company adopted on August 1, 2012 a Stock Option Plan (the “Stock Option Plan”) which does not have a fixed maximum number of common shares issuable and allocates options up to a maximum of 6.75% of the issued shares of the Company for granting pursuant to the Stock Option Plan;

B.	the shareholders of the Company approved the Stock Option Plan, by a majority of votes cast, on September 5, 2012;

C.	the Board of Directors of the Company on March 9, 2018 adopted amendments to the Stock Option Plan;

D.	rules of the Toronto Stock Exchange provide that the Company’s Stock Option Plan must be approved by the shareholders of the Company every three years;

E.	the rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved by the shareholders of the Company every three years;

BE IT RESOLVED THAT:

1.	the continuation of the Stock Option Plan as amended, as disclosed in this Circular, be and is hereby ratified and approved;

2.	all unallocated options issuable pursuant to the Stock Option Plan be and are hereby approved for granting pursuant to the Stock Option Plan until May 4, 2021."

If continuation of the amended Stock Option Plan and approval of the unallocated options are not approved at the Meeting, all unallocated options will be cancelled and the Company will not be permitted to grant further options until shareholder approval is obtained.  However, all options previously granted and unexercised will continue unaffected.

The Board recommends that shareholders vote FOR the resolutions to approve the continuation and amendments of the Stock Option Plan and approve all unallocated options issuable under the Stock Option Plan for granting pursuant to the Stock Option Plan. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the approval of the resolution to approve the amended Stock Option Plan and all unallocated options for granting pursuant to the Stock Option Plan.

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6. Advisory Resolution on Executive Compensation

The Company’s non-binding advisory vote on executive compensation gives shareholders an opportunity to vote “For” or “Against” the Company’s approach on executive compensation through the advisory resolution disclosed in this Information Circular.  The Compensation Discussion and Analysis section of this Information Circular discusses the Company’s approach to compensation, the objective of the compensation program, how the compensation process is administered, how objectives and goals are set and the outcomes of the compensation process.  The primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and ensure that a significant proportion of compensation reflects the financial performance of the Company.  The Company will disclose the result of the vote as part of its report on voting results for the Meeting.  Since this is an advisory vote, the results of the vote will not be binding on the Board but the Board will consider the outcome as part of their ongoing review of the approach to compensation.  The Board will disclose to shareholders, as soon as is practicable, and no later than in the information circular for the following annual general meeting of the shareholders of the company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

The Board recommends that shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the advisory resolution to accept the executive compensation as disclosed in this Circular.

7. Other Business

At the date of this Information Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

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Director Profiles

The following profiles provide information about the nominees including their background, meeting attendance, share ownership and other public company boards on which they serve.  All information is as of December 31, 2017 unless otherwise indicated.

IAN W. PEARCE, 61 Oakville, Ontario, Canada Board Chair Independent Director since 2017 Other Public Company Directorships: Outotec Oyj New Gold Inc. 2017 AGM Voting Results For: 98.19% Withheld: 1.81%	Ian W. Pearce was appointed to the Board in January 2017. Mr. Pearce has over 30 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. Since 2013, Mr. Pearce has been a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves on the board of directors of New Gold Inc. and Outotec Oyj, and is the Chair of Mine Sense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.
	Meetings Attended in 2017
	Board	9 of 9	100%
	Committee Meetings Attended
	Corporate Governance and Nominations Committee	2 of 2	100%
	Project Committee	4 of 4	100%

IAN R. ASHBY, 60

Monte Sereno, California, USA
Independent Director since 2014
Other Public Company Directorships:
Alderon Iron Ore Corp.
Anglo American plc
Petropavlovsk plc
2017 AGM Voting Results
For:  97.03%
Withheld:  2.97%

Ian R. Ashby was appointed to the Board in January 2014. Mr. Ashby most recently held the position of President – Iron Ore for BHP Billiton Ltd. between 2006 and 2012. During a career spanning 25 years working for BHP Billiton Ltd. and its predecessor company, BHP Ltd., Mr. Ashby worked extensively in Australia, South America, North America and West Africa in a wide range of business, operational and project development roles across multi commodities and in increasingly senior positions. Prior to his most recent role, Mr. Ashby was Chief Operating Officer – Base Metals for BHP Billiton Ltd. Mr. Ashby commenced his career at Mount Isa Mines Ltd. in 1980. He holds a Bachelor of Engineering in Mining from the University of Melbourne and is a Member of The Australasian Institute of Mining and Metallurgy.
Meetings Attended in 2017
Board	9 of 9	100%
Committee Meetings Attended
Human Resources Committee	3 of 3	100%
Project Committee	4 of 4	100%
Social, Environmental, Health and Safety Committee	2 of 2	100%

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GEOFFREY CHATER, 55 Comox, British Columbia, Canada Independent Director since 2016 Other Public Company Directorships: Mason Resources Corp. 2017 AGM Voting Results For: 95.28% Withheld: 4.72%	Geoffrey Chater was appointed to the Board in June 2016 in connection with the Company’s acquisition of Reservoir Minerals Inc. Mr. Chater has 29 years of international mineral exploration, mining and capital markets experience. He is the principal of a capital markets consultancy which he founded in 1998 that provides advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications. Mr. Chater holds a B.Sc. Geology degree from Texas Christian University.
	Meetings Attended in 2017
	Board	9 of 9	100%
	Committee Meetings Attended
	Audit Committee	4 of 4	100%
	Social, Environment, Health and Safety Committee	2 of 2	100%

ANNE E. GIARDINI, 58 Vancouver, British Columbia, Canada New Independent Director Nominee Other Public Company Directorships: None 2017 AGM Voting Results For: 99.13% Withheld: 0.87%	Anne E. Giardini was appointed to the Board in May 2017. Anne Giardini is the Vice Chair of the Vancouver Board of Trade, as well as a director and former director of several companies and other business and non-business organizations. She had a 20-year career with Weyerhaeuser, an international forestry company, including as President from 2008-2014 of the Canadian subsidiary. She was formerly Canadian Vice President and General Counsel for Weyerhaeuser and worked on various corporate, legal, policy, and strategic matters. She is a community volunteer, author and public speaker, recognized for expertise on natural resource development, public and government relations, safety, risk and brand management, and manufacturing. She has been recognized extensively for her leadership and achievements in business and law, receiving many honors and awards for excellence. Ms. Giardini holds an L.L.M. from Trinity Hall, University of Cambridge, an L.L.B. from the University of British Columbia, and a B.A. from Simon Fraser University. Ms. Giardini was in 2016 bestowed the honor as an Officer of the Order of Canada.
	Meetings Attended in 2017
	Board*	7 of 9	78%
	Committee Meetings Attended
	Corporate Governance and Nominations Committee	2 of 2	100%
	Human Resources and Compensation Committee	3 of 3	100%

*Only 7 Board meetings were held after the date Ms. Giardini was appointed to the Board.

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PETER G.J. KUKIELSKI, 61 Vancouver, British Columbia, Canada Executive Director since 2017 Other Public Company Directorships: None 2017 AGM Voting Results N/A	Peter G.J. Kukielski was appointed to the Board in May 2017 when he was appointed Chief Executive Officer. Mr. Kukielski brings more than 30 years of diverse international experience in the mining industry to this role. Most recently, Mr. Kukielski was Chief Executive Officer of Anemka Resources from 2014 to 2017, a private company backed by Warburg Pincus formed to invest in global mining assets. From 2008 to 2013 he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, distributed within 12 countries. From 2006 to 2008 Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the company’s base metal and gold mines, major development projects and a refinery. From 2001 to 2006 he was with Falconbridge (originally Noranda) in senior roles, latterly including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including direct experiences in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions. Mr. Kukielski has a Master’s of Science degree in Civil Engineering from Stanford University in California.
	Meetings Attended in 2017
	Board*	7 of 9	78%
	Committee Meetings Attended
	N/A

*Only 7 Board meetings were held after the date Mr. Kukielski was appointed to the Board.

STEPHEN V. SCOTT, 57

West Vancouver, British Columbia, Canada
Independent Director since 2016
Other Public Company Directorships:
Atalaya Mining plc
Entrée Resources Ltd.
Mason Resources Corp.
2017 AGM Voting Results
For:  90.69%
Withheld:  9.31%

Stephen V. Scott was appointed to the Board in June 2016 in connection with the Company’s acquisition of Reservoir Minerals Inc. Mr. Scott has thirty years global experience in all mining industry sectors. He is currently President and CEO of Entrée Gold Inc. Between 2000 and 2014 Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President Director of Rio Tinto Indonesia. He serves as an independent director on the board of two other public mining companies and was a director of Reservoir Minerals prior to its acquisition by Nevsun. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia.
Meetings Attended in 2017
Board	8 of 9	89%
Committee Meetings Attended
Audit Committee*	2 of 4	50%
Human Resources and Compensation Committee	3 of 3	100%

*Only 2 Audit Committee meetings were held after Mr. Scott was appointed to the Committee.

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DAVID S. SMITH, 59

West Vancouver, British Columbia, Canada
Independent Director since 2017
Other Public Company Directorships:
Paramount Gold Nevada Corporation
Pretium Resources Inc.
2017 AGM Voting Results
For: 98.98%
Withheld:  1.02%

David S. Smith was appointed to the Board in January 2017. Mr. Smith has had a career on the finance side of business within the mining sector as well as within the supply side to the sector, with deep international exposure. He brings more than 30 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and four years with PriceWaterhouseCoopers. Mr. Smith currently is a director of Pretium Resources Inc. and Paramount Gold Nevada Corporation and is on the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a bachelor’s degree in business administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program.
Meetings Attended in 2017
Board	9 of 9	100%
Committee Meetings Attended
Audit Committee	4 of 4	100%
Corporate Governance and Nominations Committee	2 of 2	100%

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Committees of the Board of Directors

As at the date of this Information Circular, there are six committees of the Board (the “Committees”) set out below.  The Board does not currently have an executive committee.

The following table sets out the members of such Committees as at the date of this Information Circular.  After the Meeting, the Board shall reconstitute the composition of the Committees.

Name of Committee	Members of Committee
Audit Committee	David S. Smith (Chair) Geoffrey Chater Stephen V. Scott
Corporate Governance & Nominations (“CGN”) Committee	Anne E. Giardini (Chair) Ian W. Pearce David S. Smith
Human Resources and Compensation (“HRC”) Committee	Ian R. Ashby (Chair) Anne E. Giardini Stephen V. Scott
Project Committee	Ian W. Pearce (Chair) Ian R. Ashby
Social, Environmental, Health & Safety (“SEHS”) Committee	Ian. R. Ashby (Chair) Geoffrey Chater Todd E. Romaine(1)
Special Committee	David S. Smith Ian R. Ashby Stephen V. Scott

(1)	Mr. Romaine is the Vice President Corporate Social Responsibility of the Company.

Corporate Governance Practices

The Corporate Governance and Nominating Committee (“CGN Committee”) considers and recommends corporate governance policies and mandates to the Board for consideration and proposes all nominees for the Board and committee appointments and assists the Board with committee and director evaluations to ensure corporate governance practices are up to date with best practices and appropriate for the Company. The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

(a)	Independence

On an annual basis, the CGN Committee assists the Board in its consideration of assessing each Director’s independence and reviews the relationship each Director has with the Company to determine whether or not their independence is maintained. When a Director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the Director’s independent judgment, that Director is considered to be independent. The Board has determined that a majority, consisting of six of the seven Directors, are independent. The one non-independent Director is Peter G.J. Kukielski, due to his position as President and CEO.

(b)	Meetings of Independent Directors

The Canadian Securities Administrator’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. In 2017, there were nine meetings of the Board, after which all were followed by a meeting of the independent Directors without the involvement of management. In addition, meetings of certain committees of the Board took place during the year. The Board believes that including management is often warranted in Board meetings and does not otherwise hinder or inhibit open and candid discussions and their experience and depth of knowledge are important and valuable on many matters of discussion. The Audit Committee meets quarterly, and the HRC Committee, also consisting of only independent Directors, met three times in 2017, each time involving all independent Directors without management present. The CGN Committee, consisting of three independent Directors, met twice in 2017; and the SEHS Committee, consisting of two independent Directors, met twice in 2017,

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(c)	Role of Chair

The role of the Chair is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

Board Charter

The full text of the Board Charter is attached as SCHEDULE “A”.

Position Descriptions

The Board has adopted written position descriptions for its Chair and also the Chair of each of the Committees.  The position descriptions are in line with each of the Committee mandates, which are also reviewed and updated annually by its members.

The HRC Committee and the CEO have developed a position description for the CEO which has been approved by the Board.  The HRC Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing Education

A new Director is provided with an orientation to the role of the Board, its Committees and Directors, and to the nature and operation of the business.  This consists of:

i)	a series of meetings held with the Chair, individual Directors and the CEO to take place prior to the next formal Board meeting;

ii)	the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles; and

iii)	a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and the opportunity to attend at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

To ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Directors are briefed at least monthly and at each Board meeting by the CEO or senior management at Bisha Mine on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, education sessions are held at least twice annually at Board meetings on topics suggested by Board Members, such as cybersecurity, insurance, enterprise risk management, government relations, etc.  The Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist Directors in fulfilling their roles.  The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address.  Each of the Directors holds memberships in relevant organizations and circulates information freely to other Directors, including opportunities to attend conferences or training.

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Ethical Business Conduct

The Board has adopted a written code of ethics (the “Code”) for its Directors, officers and all employees and contractors.

The Code may be viewed on the Company’s website at www.nevsun.com/corporate/governance/code/.

To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee and to all employees annually, requesting a signature acknowledging its receipt and their responsibility to review and comply with the Code. In addition, the Company has a whistleblower policy which allows anonymous reporting to an outside service or directly to the Chair of the Audit Committee.  Whistleblowing is monitored by the Audit Committee and any reported infractions are communicated to the Chair of the Audit Committee.  This information has also been distributed to all Company employees.  From January 1, 2017 to the date of this Information Circular, there were no reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a Director or executive officer has a material interest.  However, if this were to occur, the Board would conduct at least one meeting without the affected Director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length Directors.

Nomination of Directors

Before identifying new Directors for nomination, the potential need for new Directors is discussed among the members of the CGN Committee, who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Directors. The CGN Committee is composed of all independent Directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration. The CGN Committee utilizes a professional recruiting firm to assist in the talent search and selection of director candidates.

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Director Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company's ongoing Board succession plan, and when evaluating Directors, the CGN Committee has access to a skills matrix it has developed to identify and assess the Board's skills.  The director nominees have the skills and experience shown in the following matrix.

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors
Board Prior experience as a board member for a major organization (other than Nevsun).	7
International Prior or current experience working in a major organization that has business in one or more international jurisdictions.	7
Mining, Exploration and Operations Experience with a leading mining or resource company with reserves, exploration, metallurgy and operations expertise.	7
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	7
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	6
Operations Experience as a senior operational officer of a publicly listed company or major organization; or production or exploration experience with a leading mining or resource company.	4
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	7
Financial Literacy Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or US GAAP and/or IFRS).	3
Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	6
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters, and corporate governance.	2
Managing/Leading Growth/Strategic Planning Experience driving strategic direction and leading growth of an organization.	6
Investment Banking/Mergers & Acquisitions Experience in investment banking, finance or in major mergers and acquisitions.	5
Government Relations/Social, Economic, Foreign Policy Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	6
Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	7
Industry Knowledge Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	7
Senior Officer Experience working as a senior officer of a publicly listed company or major organization and/or other professional designation skills in legal or accounting and experience working with an internationally recognized company.	6

The CGN Committee also considers other factors that it deems relevant in the context of individual Director Nominees, including the benefits of promoting diversity, as discussed further below.

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Board Assessment and Renewal

The Board undertakes a robust annual assessment process that includes:

  Director reviews conducted through completion of annual assessment questionnaires regarding the performance and effectiveness of the Board, each committee and each Director, and one-on-one conversations between the Chair of the Board and the Chair of the CGN Committee.
  An informal discussion by the Chair with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such director, and the preparation by the Chair of the CGN Committee a report to, and discussion among, the full Board which includes matters concerning, size of the Board and each Committee of the Board and whether changes in size, personnel or responsibilities are warranted.
  A review and discussion of various emerging corporate governance issues and best practices, including those related to board composition; director term limits; “overboarding”; diversity (board and executive officers), and share ownership guidelines.
  The Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.
  The Company also has in place a majority voting policy and encourages dialogue with its shareholders to discuss any potential concerns with respect to a Director or the composition of the Board.
  Reviewing comments received from shareholders and responses thereto in respect of advisory resolution on executive compensation.

The Company does not currently have any term limits, retirement policies or similar mechanisms in place for forcing the renewal or replacement of its Directors.

In considering and identifying new Directors for nomination, the CGN Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits having regard to the Company's business and objectives, as well as the then-existing composition of the Board.  Among other things, the CGN Committee uses the skills matrix identified above and the results of its Director assessment process and, together with input from the Chair of the CGN Committee and, if appropriate, the President and Chief Executive Officer, determines the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company.  Once a list of key attributes, skills and competencies for a potential new Director is identified, the CGN Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation.  If and as needed, the CGN Committee may engage internal or external consultants to assist in identifying, evaluating and/or selecting appropriate Board candidates, including ensuring a diversity of potential candidates are identified.  Only after rigorous discussion by the CGN Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGN Committee to develop the best plan to recruit the preferred candidate(s).

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Board Leadership and Diversity

The Company has adopted a Board Diversity Policy, the key provisions of which are:

  the Board’s objective is to select the most qualified and highest functioning directors from diverse backgrounds;
  the term “diversity” includes diversity of gender, race or ethnicity, sexual identity/orientation, age, cultural background, political affiliation, skills and experience;
  Board nominees will be chosen based on the abilities, skills and experience required from time to time, while recognizing that a more diverse Board can result in a more effective Board;
  the CGN Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition;
  no Board term limits are imposed since the Company values the contribution of directors which has developed over a period of time with increasing insight into the Company and its operations; and
  no fixed target regarding the representation of women on the Board.

The Company currently has one female Director (14%) and one female senior officer (VP Group Controller).

The Company understands the benefits of a diversified work force, including promoting the level of female representation and other types of diversity, and diversity is one of many factors that are used in consideration for hires and promotions.  In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience and qualification.  In addition, the relative diversity of the Company's executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs and requirements for the position when hiring and promotion opportunities arise, and various other factors. The Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity and where possible seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

Compensation and Assessments

The Board determines Director and senior officer compensation by the recommendation of the HRC Committee.  The HRC Committee consists of three independent Directors and, with consultation from the CEO:

(i)	reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts;

(ii)	with the CEO, sets compensation parameters;

(iii)	assesses the CEO’s performance against pre-agreed objectives;

(iv)	reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements;

(v)	makes recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and

(vi)	reviews and recommends disclosure pertaining to all of the foregoing.

The HRC Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

Mercer (Canada) Limited, an independent compensation consulting firm, was contracted by the Company in 2016 and 2017 (see page 28) to evaluate compensation of Directors and senior officers of the Company.  Using the guidelines provided by the consultants, the HRC Committee held meetings in late 2017 and early 2018 to determine the objectives for compensation for 2018 and bonuses for 2017.

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In addition, Director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

Compensation Discussion and Analysis

For purposes of this Information Circular, named executive officers of the Company (the “Named Executive Officers” or “NEO”) as at December 31, 2017 were:

Position	Incumbent
Chief Executive Officer	Peter G.J. Kukielski
Former Chief Operating Officer	Frazer W. Bourchier(1)
Chief Legal Officer	Joseph P. Giuffre
Chief Development Officer	Scott A. Trebilcock
Chief Financial Officer	Ryan L. MacWilliam
Vice President and Project Director, Timok Project	Jerzy Orzechowski

(1)	Mr. Bourchier’s last day of employment with the Company was December 31, 2017

Executive Summary

Nevsun’s goal each year is to deliver exceptional performance. 2017 was a year in which a number of strategic decisions were made in order to position the Company for long-term success, which included de-risking the Timok Project, completing the Timok Project Upper Zone preliminary economic assessment (“PEA”), making strategic decisions at the Bisha Mine, and putting the right people in place to ensure the Company’s assets are well-managed and positioned for success.

General highlights of Nevsun’s 2017 fiscal year are as follows:

  Updated Timok Project PEA results released in Q4 2017 demonstrate outstanding project economics with a $1.5 billion NPV and 50% IRR at a discount rate of 8% and a $3.00 per pound copper price;
  Improved mining and metallurgical processes at Bisha in 2017;
  Produced 210.4 million pounds of zinc in zinc concentrate, at the top end of revised guidance of 190-210 million pounds; and
  Produced 17.5 million pounds of copper in copper concentrate, below revised guidance of 20-30 million pounds.

At the Timok Project, key milestones achieved in 2017 include the completion of three phases of metallurgical test work, an extensive infill drilling program totaling 30,000 meters and the first phase of condemnation drilling, key technical mining and environmental studies, and rapidly advancing permitting and land acquisition. As of December 31, 2017, the Company had acquired 100% of the land required for development of the exploration decline and 40% of the required private land for construction of the project. Additionally, during the final week of February 2018, the exploration decline permit was granted, and the Company anticipates commencing initial construction of the decline in Q2 2018.

At Bisha, the metallurgical and mining challenges of 2017 were largely addressed. During Q4 2017, Bisha moved a record 5.3 million tonnes of material, and a more efficient pit configuration was re-established, which will improve access to primary ore and result in lower unit cash costs going forward. Additionally, the Company saw improvements in its metallurgical results both with respect to the recovery of zinc in zinc concentrate and copper in copper concentrate. The Bisha Mine is well poised to deliver reliable and consistent cash flows for 2018 and beyond.

The Board and Compensation Committee engage in ongoing discussions regarding the evaluation, compensation, and performance of Nevsun’s senior management team. Your views about executive compensation are important to us. At last year’s annual meeting, our advisory “say on pay” proposal received approximately 89.8% support.

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In 2017, we met with investors during the year as part of our ongoing efforts to continue to discuss the Company and obtain its views on our compensation programs and align our compensation programs with the interests of our shareholders. This on-going dialogue helped shareholders better understand the rationale for pay decisions, and provides the Board and the Committee with valuable feedback from shareholders.  The Committee also engaged Mercer to determine whether the compensation peer group and overall compensation program design continued to be appropriate and aligned with the company’s go-forward direction.

The Committee made the following changes in 2017 to our compensation programs:

  For 2017, the salaries for NEOs were frozen to the same level as the prior year.
  In the Fall of 2017, the comparator companies utilized for the purposes of considering the competitiveness of 2018 base salaries, bonuses, and long-term incentives of the Company’s executive compensation was modified to reflect Nevsun’s current stage of development (see page 28).
  The Company discontinued the use of stock options for Directors.
  Cumulative TSR for the period between 2015-2017 is -23%, including return by way of dividends.

We will endeavor to continue to dialogue with our shareholders going forward, to obtain their feedback, and make appropriate adjustments to our compensation programs to align our compensation programs with the interests of shareholders. In the following sections, we discuss our compensation strategy and approach, our process for making compensation decisions, the material components of our executive compensation program, and Board of Directors’ compensation.

Compensation Governance

Our compensation philosophy and related governance features are complemented by several specific policies and practices that are designed to align our executive compensation with long-term shareholder interests, including:

  Committee Independence. The HRC Committee is comprised of only independent Directors within the meaning of NI 52-110 and while the Board determines its Directors, the CEO is not involved in the selection process for this committee. A copy of the HRC Committee’s mandate is attached as SCHEDULE “B” to this Circular.
  Committee Expertise. The current members of the HRC Committee are Ian R. Ashby (Chair), Anne E. Giardini and Stephen V. Scott.  The significant industry experience of each of the HRC Committee members, along with assistance from independent compensation consultants, provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.
  Stock Ownership Guideline. We have stock ownership guidelines for the CEO, the other NEOs and Directors (see page 5). These guidelines help to align the interests of management with the long-term interests of shareholders.
  Formulaic Approach to NEO Incentive Compensation. Funding for our annual incentive is primarily driven by formulas tied to our corporate performance.
  Limited Perquisites. There are no significant out of the ordinary perquisites to NEOs.
  Anti-Hedging Policy. The Company has an anti-hedging policy which prohibits Directors and senior officers of the Company or any of its subsidiaries from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the Director’s or executive officer’s economic risk with respect to the Director’s or an executive officer’s holdings, ownership or interest in or to Common Shares or other securities of Nevsun, including without limitation, outstanding DSUs, stock options, PSUs, RSUs, SARs or other compensation awards the value of which are derived from, referenced to, or based on the value or market price of Common Shares or other securities of Nevsun.  Prohibited transactions include the purchase by a Director or an executive officer of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of Nevsun.
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  Executive Compensation Recovery Policy.  The executive compensation recovery policy which was adopted by the Company on March 9, 2018 provides for the right to recover performance-based compensation from the Chief Executive Officer, the Chief Financial Officer, and any other officer of the Company who has engaged in fraud, theft, embezzlement, serious misconduct or negligence directly causing or directly contributing to a material restatement of the Company’s financial results at the discretion of the independent directors in order to comply with applicable securities laws.
Compensation Strategy and Approach

The following is a general discussion of the significant elements of compensation paid to the NEOs for the most recently completed financial year. The compensation package primarily consists of: base salary, annual bonuses, and LTI awards, consisting of stock options, RSUs and PSUs, and additional compensation as defined herein. All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to Company performance. As set out in the charts below, for the CEO this translates to 75% of total direct compensation (salary + short-term incentives (“STI”) + LTIs) provided in the form of incentive-based (variable) compensation.  For all other NEOs, an average of 64% of total direct compensation is provided in the form of incentive-based compensation.  Nevsun’s pay mix is generally aligned with the compensation peer group (described on page 27) for both the CEO and other NEOs.

Total variable 75% Total variable 64%

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have evolved from successful development of the Bisha Mine in Eritrea and commencement of commercial production of gold achieved in February 2011 to the successful transition to the copper phase and commencement of commercial production of copper in December 2013, the ongoing operational performance at the Bisha Mine through 2016, achievements in health and safety and corporate social responsibility goals and standards, and future growth of the Company through the expansion of existing resources and reserves and asset additions, including the acquisition of Reservoir Minerals Inc. in 2016.

The compensation program is designed to reward contributions to these achievements, which enhance the Company’s success at meeting its objectives, and in turn, build value for shareholders. It is managed by the HRC Committee which approves compensation strategies and guidelines for NEO salaries and other senior management, and incentive awards.  The HRC Committee consists of three independent Directors, as indicated above under the heading Election of Directors, none of whom have ever been an officer or employee of the Company or its subsidiaries.

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Realizable Pay/Pay-for-Performance – Chief Executive Officer

Nevsun’s executive compensation programs are designed to provide pay-for-performance and align compensation levels with shareholder interests. Three-year Total Direct Compensation – Grant Date Fair Value and realizable pay tables for Peter Kukielski, Chief Executive Officer, will be shown in Nevsun’s information circular once he has served as CEO for three years.

Base salaries are reviewed annually. The annual incentive bonus is based on financial and operational performance objectives that are within management’s control and may not align with total shareholder returns. The value of long-term incentives at time of grant will also vary based on corporate performance; however, the realized value from these awards is directly affected by the Company’s share price performance over the period, as declines in share price have a direct impact on the value of the executive officers’ outstanding stock option awards, RSUs and PSUs.

Compensation Consultant

The compensation strategy is determined by the HRC Committee with assistance from independent consultants, and is designed to be competitive with those offered by publicly-traded mining companies comparable to the Company in terms of size, assets, production and region of operation.  In 2016 and 2017 the HRC Committee engaged Mercer (Canada) Limited (“Mercer”) to advise on the competitiveness and appropriateness of compensation programs for the CEO, executive officers and Directors of the Company, including base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment and change-of-control provisions for the 2016 and 2017 fiscal years, respectively.

Executive Compensation-Related Fees:

The following fees were incurred by the Company to Mercer (Canada) Limited for compensation-related consulting and advice during the years ended December 31, 2017 and December 31, 2016:

Type of Work	2017 Fees $	2016 Fees $
Executive compensation-related fees	91,425	73,395
All other fees	Nil	Nil

Compensation Benchmarking

In the Fall of 2016, a list of comparator companies was established for the purposes of considering the competitiveness of 2017 base salaries, bonuses, and long-term incentives of the Company’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses as well as salary recommendations.

Nevsun’s compensation peer group was developed based on the relevant labour market(s) for talent and the following company characteristics:

  Companies of a similar size, based on a range of approximately ½ to 2 times key metrics such as revenue and market capitalization, and total assets.
  Companies that are at a similar stage of development and complexity of operations.
  Companies that operate in similar labour, customer, and capital markets.
  Companies with assets / properties in geopolitically challenging environments.

Based on the criteria listed above, the following 15 companies were selected by the HRC Committee as the comparator group for purposes of the annual executive compensation review for 2017 compensation:

Lundin Mining Corp HudBay Minerals Inc. New Gold Inc. Pan American Silver Corp. Centerra Gold Inc. Coeur Mining Inc. Capstone Mining Corp. Alamos Gold Inc.	Semafo Inc. Dundee Precious Metals Inc. Endeavour Mining Corp. Golden Star Resources Ltd. Sherritt International Corp. Taseko Mines Ltd. Teranga Gold Corp.

A separate comparator group was established for performance measurement (see page 34).

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In order to attract and retain competent executive staff in a highly competitive market, base salary, total cash compensation (i.e., base plus annual incentive awards), and total direct compensation levels (i.e., total cash plus long-term incentive awards) are targeted at the 75th percentile of the comparator group depending upon performance levels.

Specific performance measurement criteria were established for executive officers, against which performance-based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each member of the senior management team. The performance elements designed for each position were weighted in terms of their overall importance, and then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HRC Committee. The HRC Committee retained discretion on overall performance and contribution.

In the Fall of 2017, the Committee engaged Mercer to determine whether the compensation peer group and overall compensation program design continued to be appropriate and aligned with the company’s go-forward direction. Based on those discussions, the following amendments were made to the peer group:

Removals HudBay Minerals Inc. Lundin Mining Corp Pan American Silver Corp.	Additions SSR Mining Inc. Trevali Mining Corp. Alacer Gold Corp.

From an overall size perspective, relative to this group, Nevsun’s positioning on trailing-12-month revenues (to December 31, 2017) and market capitalization (at December 31, 2017) is as follows:

	TTM Revenue (in millions)	Market Capitalization (in millions)
75th Percentile	$760	$1,880
Median	$440	$1,160
25th Percentile	$340	$540
Nevsun	$319	$925
Percentile Rank	18%ile	47%ile

Compensation decisions for 2018 were based on this revised comparator group.

Base Salary

Base salaries are reviewed annually and set on the basis of market competitiveness relative to the comparator group, the company’s target pay positioning of the 75th percentile, individual performance, and internal equity. For the year 2017, following the compensation review by Mercer, the Company decided to freeze salaries for all NEOs at the same level as 2016:

Name and Principal Position	2016 Base Salary $	2017 Base Salary $
Peter G.J. Kukielski(1) Chief Executive Officer	N/A	850,000
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	475,000	475,000
Ryan L. MacWilliam(2) Chief Financial Officer	N/A	450,000
Scott A. Trebilcock Chief Development Officer	475,000	475,000
Jerzy Orzechowski Vice President and Project Director, Timok Project	N/A	550,000
Frazer W. Bourchier(3) Former Chief Operating Officer	475,000	475,000
Clifford T. Davis(4) Former Chief Executive Officer	730,000	730,000
Thomas S. Whelan(5) Former Chief Financial Officer	475,000	475,000

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(1)	Mr. Kukielski began employment with Nevsun on May 12, 2017.
(2)	Mr. MacWilliam began employment with Nevsun on August 21, 2017.
(3)	Mr. Bourchier’s last day of employment with the Company was December 31, 2017.
(4)	Mr. Orzechowski began employment with Nevsun on October 25, 2017
(5)	Mr. Davis retired on July 11, 2017.
(6)	Mr. Whelan’s last day of employment was August 31, 2017.

Annual Incentive Awards

Short-term incentive awards are granted based on the Company’s performance against corporate and individual objectives, both of which are tied to our core strategy.  Short-term incentives are calculated as a percentage of base salary.

The bonus ranges were structured around a target bonus and a maximum bonus opportunity for each executive in 2017, as follows:

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Name and Principal Position	Target Award (as a % of Base Salary)	Maximum Award (as a % of Base Salary)	Actual Award (as a % of Base Salary)
Peter G.J. Kukielski(1) Chief Executive Officer	100%	200%	70.0%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	70%	140%	55.3%
Ryan L. MacWilliam(2) Chief Financial Officer	70%	140%	57.4%
Scott A. Trebilcock Chief Development Officer	70%	140%	53.6%
Jerzy Orzechowski Vice President and Project Director, Timok Project	70%	140%	54.3%
Frazer W. Bourchier Former Chief Operating Officer	70%	140%	0.0%
Clifford T. Davis Former Chief Executive Officer	100%	200%	0.0%
Thomas S. Whelan Former Chief Financial Officer	70%	140%	0.0%
(1)	The actual annual incentive plan payment to Mr. Kukielski was pro-rated from May 12, 2017, the date Mr. Kukielski’s employment commenced.
(2)	The actual annual incentive plan payment to Mr. MacWilliam was pro-rated from August 21, 2017, the date Mr. MacWilliams’s employment commenced.
(3)	The actual annual incentive plan payment to Mr. Orzechowski was pro-rated from October 27, 2017, the date Mr. Orzechowski’s employment commenced.

In 2017, the Company allocated 70% of annual incentives to pre-established measurable corporate goals, with the remaining 30% of target annual incentives allocated to more specific personal performance targets. In the following sections, the 2017 corporate and individual goals are discussed, as well as the actual performance levels achieved, which result in the actual incentive awards presented in the chart above.

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Corporate Goals

The 2017 corporate goal categories were allocated as follows:

Measurement Category	Goals	Weighting
Corporate Social Responsibility	Health & Safety, Environment and Social license to operate	20%
Financial and Operational	Production, costs and mining activities	30%
Growth	Advancement of the Timok Project	50%

Corporate Social Responsibility

The Company allocated 20% of the corporate goals to corporate social responsibility, which in effect governs its social license to operate responsibly in the community. Measurement of this category included the health & safety and environmental record of the Company’s operations, as well as maintaining strong relationships with stakeholders in the countries in which the Company operates. Of the maximum achievable 20%, 17% was awarded in this category.

Financial and Operational

The Company allocated 30% of the corporate goals to operating performance, as measured against the following specific incentive parameter allocations:

(i)	Production of zinc and copper concentrate (15%);

(ii)	Mine operating costs (10%); and

(iii)	Achieving waste mining targets (5%).

The actual performance results for the operating performance were as follows:

  Zinc production was 5% above the minimum guidance threshold; and
  Copper production was 75% above the minimum guidance threshold.

The Board awarded an incentive factor of 11% based on the production metrics.

Budgeted mine operating costs (excluding fuel and lubricants) was $105.0 million. If actual mine operating costs were below budget, then up to 10% would be awarded.  The actual mine operating costs for 2017 exceeded budget, and as such no incentive factor was awarded on this metric.

Waste mining targets were established at 16.8 million tonnes of waste material movement during 2017Measured on a sliding scale. The Company’s waste material movement of 15.5 million tonnes achieved an incentive factor of 2%

In summary the financial and operating performance was below target and accordingly, a total of 13% was awarded of the 30% target.

Growth

The Company allocated 50% of its incentive factors to the Growth category, focused primarily on advancing the Timok Project. The measurement of this category consisted of achieving further Project definition, advancing permitting and construction of the decline, continuing land acquisition activities, delivering on drilling growth targets and evaluating financing alternatives for the Project, plus a discretionary measure for items not considered in the original budget.

For this category, the Board awarded a score of 40%.

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In summary, the total 2017 corporate bonus achievement was as follows:

Measurement Category	Weighting	2017 Score
Corporate Social Responsibility	20%	17%
Financial and Operational	30%	13%
Growth	50%	40%
Total	100%	70%

Personal Goals

The 2017 bonus arrangements allocated 30% of target bonus to more specific personal performance targets. The measurement criteria for the CEO in 2017 included:

(i)	effective organizational transformation (10%), as evidenced through leadership, management team bench strength and succession, timeliness, and alignment with strategy and business needs;

(ii)	stakeholder engagement (10%) as evidenced through the effectiveness of relationships with the governments of Eritrea and Serbia, engagement with and support by investors, and support by our communities; and

(iii)	overall business performance (10%) as evidenced through achievement of business objectives, including safety performance and the management of key risks facing the Company.

The HRC Committee awarded 21% to the CEO for achievement of the personal goals. The measurement criteria for each of the other executive officers were also specific, quantitative where possible, and laid out in a similar fashion to that of the CEO and aligned with the Company’s corporate goals, but were also tailored to their specific operating functions.

At the end of 2017 each executive officer of the Company carried out a detailed self-evaluation, which was reviewed and evaluated by the HRC Committee in the case of the CEO, and both the CEO and HRC Committee in the case of each of the other executive officers. The table below demonstrates the breakdown of corporate and personal goal achievement for 2017. The incentive amounts paid to NEOs are as disclosed in the Summary Compensation Table on page 36.

Summary of 2017 Annual Incentive Plan Payouts

In 2017, based on the above corporate performance measures, it was determined that 70% of the corporate goals were met, which translates to a corporate performance multiplier of 49.0% (70% achievement x 70% allocated to corporate goals). The target and award levels effectively align payouts to performance targets.

The following illustrates the calculation of the 2017 payout for each NEO based on the corporate and individual performance multipliers:

Name and Principal Position	Payout Multiplier			Target Award (% of Base Salary)	Resultant Payout (% of Base Salary)
	Corporate Component	Individual Component	Total Overall Multiplier
Peter G.J. Kukielski Chief Executive Officer	49.0%	21.0%	70.0%	100%	70.0%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	49.0%	30.0%	79.0%	70%	55.3%
Scott A. Trebilcock Chief Development Officer	49.0%	27.6%	76.6%	70%	53.6%
Ryan L. MacWilliam Chief Financial Officer	49.0%	33.0%	82.0%	70%	57.4%
Jerzy Orzechowski Vice President and Project Director, Timok Project	49.0%	28.6%	77.6%	70%	54.3%

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Long-term Incentive Awards

Long-term incentives for executive officers have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HRC Committee in accordance with the Company’s stock option plan (the “Plan”), which includes all senior management and Directors.  The value of stock options granted to executive officers is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices, and total compensation range to be between the median and 75th percentile of the comparator group.  Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding stock options and previous grants are reviewed by the HRC Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HRC Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary. Further details of the Plan are described under the heading Equity Compensation Plan Information on page 48.

Historically, stock appreciation rights (“SAR”) were granted in tandem with an option under the Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The Company also historically granted cash-settled SARs (“Cash-settled SARs”) to Directors which had similar vesting and measurement criteria as a stock option, but did not involve any issuance of shares on exercise and accordingly, had no dilutive effect on the Company’s stock when exercised. SARs and Cash-settled SARs are no longer granted.

Mercer reviewed the Company’s incentive practices against those in the comparator group as well as against the Company’s compensation strategy and approach. Based on results of the review, the Company continued meeting its long-term incentive practices with the following instruments weighted one third from each of stock options, PSUs and RSUs.

The following table summarizes the purpose of the Company’s long-term incentive plans for the NEOs:

LTI Plan	Purpose of Plan	Term and Vesting
Stock Options	· To promote and encourage participants to increase shareholder value in the long-term · To align the participant rewards to long-term shareholder value	· Time-based vesting · 5 year term · 1/3 of the award vests at each anniversary following grant date
RSUs	· To promote alignment of interests between employees of the Company and the shareholders of the Company
	· To attract and retain employees with the knowledge, experience and expertise required by the Company	· Time-based vesting · Based on share price and accumulated dividends at vesting · 1/3 of the award vests at each anniversary following the grant date
PSUs	· To promote alignment of interests between employees of the Company and the shareholders of the Company
·   To support achievement of the Company’s performance objectives
	· To attract and retain employees with the knowledge, experience and expertise required by the Company	· Performance-based vesting · Based on share price and accumulated dividends at vesting · At the end of a 3-year performance period, award vests based on TSR relative to a peer group

Restricted Share Unit Plan

The Company established the Restricted Share Unit Plan (the “RSU Plan”) for executives and other management employees in order to promote greater alignment of interests between executive officers and shareholders.  The RSU Plan is administered by the HRC Committee, which has the authority to determine the eligible full time employees to whom RSUs may be granted and the number of RSUs to be granted to plan participants.

A RSU is a notional share-based unit that is equal to the fair market value of a Common Share of the Company.  Under the RSU Plan, the fair market value of a Common Share on a particular date (the “Market Value”) is the volume-weighted average trading price of a Common Share during the five trading days immediately preceding that date.  RSUs may be awarded annually and additional RSUs are credited to reflect dividends paid on the Common Shares based on the number of RSUs in a participant's RSU account and the Market Value of the Common Shares on the dividend payment date.

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Under the RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested RSUs in the participant's RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant's grant agreement, one-third of the RSUs granted to a participant on a grant date will vest on each of the first, second and third anniversary of the grant date.  The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the RSUs then outstanding and granted to a participant.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested RSUs will vest pro rata based on the number of days elapsed from the RSU grant date to the participant's termination date, divided by the total number of days from the grant date of the RSUs to the vesting date, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all RSUs in the participant's RSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  Termination of a participant in other circumstances may result in a forfeiture of unvested RSUs.  On the occurrence of a change of control, all RSUs credited in a participant's RSU account shall immediately vest and become vested RSUs on the date that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control and are paid out based on the Market Value determined by the Board acting in good faith.

Performance Share Unit Plan

The Company established the Performance Share Unit Plan (the “PSU Plan”) for executive and other management employees in order to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company's performance objectives.  The PSU Plan is administered by the HRC Committee, which has the authority to determine the eligible full time employees to whom PSUs may be granted and the number of PSUs to be granted to plan participants.  PSUs may be awarded annually and additional PSUs are credited to reflect dividends paid on the Common Shares based on the number of PSUs in a participant's PSU account and the Market Value of the Common Shares on the dividend payment date.

PSUs vest on the third anniversary of their grant, following which a participant is entitled to receive a cash payment equal to the product achieved by multiplying:

(i)	the number of vested PSUs in the participant's PSU account;

(ii)	the Market Value of a Common Share on the third anniversary of the date of grant; and

(iii)	a performance adjustment factor (the “Adjustment Factor”) which is determined based on Nevsun's TSR relative to its compensation peer group over the three-year performance period between the grant date and the vesting date of the PSUs (the “Performance Period”).

The peer group has been established by the HRC Committee with input from its independent compensation consultant, Mercer, based on size and industry-specific criteria. A peer group for performance benchmarking purposes should generally include companies that face similar economic, market, regulatory and operational challenges.

In 2015 the peer group was revised to include the following similarly-sized base metals companies and remains as the PSU peer group for performance measurement in subsequent grants:

Capstone Mining	Lundin Mining
Copper Mountain Mining	Sherritt International
First Quantum Minerals	Taseko Mines
HudBay Minerals	Thompson Creek Metals*
Imperial Metals	Turquoise Hill
Katanga Mining

* acquired by Centerra in 2016 and, therefore, removed from the PSU peer group

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The Adjustment Factor used to calculate the cash payment to plan participants is determined as follows:

Nevsun Relative TSR Percentile Rank	Adjustment Factor
less than 25th percentile	0.0
25th percentile	0.5
50th percentile	1.0
75th percentile and above	1.5

Adjustment Factors for TSRs between the 25th percentile and 75th percentile are interpolated on a straight line basis.

Also, for 2016 and future PSU grants, if the overall total shareholder return is negative, the payout factor is capped at 1.0 instead of 1.5, even if TSR is strong relative to the peer group.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested PSUs will vest pro rata based on the number of days elapsed from the PSU grant date to the participant's termination date divided by the total number of days in the Performance Period, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all PSUs in the participant's PSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  The Adjustment Factor in these circumstances is the greater of 1.0 or such higher Adjustment Factor as may be determined by the HRC Committee.  Termination of a participant in other circumstances may result in the forfeiture of PSUs that are unvested as of the termination date of the participant.  On the occurrence of a change of control, all PSUs credited to a participant's account automatically vest and are paid out based on the Market Value determined by the Board acting in good faith and an Adjustment Factor that is the greater of 1.0 and such other Adjustment Factor as may be determined by the Board acting in good faith.

The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the PSUs then outstanding and granted to a participant.

The following table summarizes the PSU performance rating for the December 2014 grant relative to the performance peer group:

Percentile	Annualized TSR
25th percentile	-27%
50th percentile	-14%
75th percentile	+8%
Nevsun	-24%
Nevsun (%ile Rank)	36%ile

Nevsun’s -24% TSR aligned to the 36th percentile performance, which resulted in an adjustment factor of 0.73 for the December 2014 grant. See page 37 for the five-year cumulative value of a $100 investment for Nevsun and the PSU peer group.

Compensation Risk Management

The HRC Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executive officers, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

The executive compensation program includes several design features to account for risk, as follows:

  A portion of the Company’s executive compensation consists of stock options, RSUs, and PSUs. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officer until a significant period of time has passed, the possibility of executive officers taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.
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  The other elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.
  In addition, the HRC Committee believes it is unlikely that executive officers would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short-term compensation when their longer-term compensation might be put at risk from their actions.

The HRC Committee closely monitors and considers any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Common Shares, assuming a $100 investment was made on December 31, 2012, and reinvestment of dividends, with the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment –
Compensation Peer Group Performance Comparison

2012	2013	2014	2015	2016	2017	Year
$100	$87	$115	$101	$118	$88	Nevsun
$100	$110	$118	$105	$123	$130	S&P / TSX Composite

Cumulative Value of a $100 Investment –
PSU Peer Group Performance Comparison

2012	2013	2014	2015	2016	2017	Year
$100	$87	$115	$101	$118	$88	Nevsun
$100	$56	$48	$36	$61	$67	Compensation Peers
$100	$84	$71	$35	$55	$100	PSU Performance Peers

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The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the value that the executive officers of the Company ultimately receive from the programs. Executive compensation has generally corresponded to the trends shown by the graph over the period from 2012 to 2017, although industry-specific factors have influenced compensation over the same period.

Summary Compensation Table

The following table is a summary of compensation paid for the NEOs for the financial years ended December 31, 2017, 2016 and 2015

Name and Principal Position	Year	Salary $	Option-based Awards $(1)	Annual Incentive Plans(2) $	Long-term Incentive Plans(3) $	All Other Compensation $	Total Compensation $
Peter G.J. Kukielski(4) President and Chief Executive Officer	2017 2016 2015	850,000 Nil Nil	1,017,204 Nil Nil	377,600 Nil Nil	2,671,792 Nil Nil	Nil Nil Nil	4,916,596 Nil Nil
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	2017 2016 2015	475,000 475,000 475,000	151,817 194,114 152,794	262,675 307,895 257,488	342,372 287,322 265,343	Nil Nil Nil	1,231,864 1,264,331 1,150,625
Ryan L. MacWilliam(5) Chief Financial Officer	2017 2016 2015	450,000 Nil Nil	279,978 Nil Nil	94,375 Nil Nil	740,051 Nil Nil	Nil Nil Nil	1,564,404 Nil Nil
Scott A. Trebilcock Chief Development Officer	2017 2016 2015	475,000 475,000 400,000	151,817 194,114 152,794	254,363 316,208 208,432	342,372 287,322 265,343	Nil Nil Nil	1,223,552 1,272,644 1,026,569
Jerzy Orzechowski Vice President and Project Director, Timok Project	2017 2016 2015	550,000 Nil Nil	289,478 Nil Nil	51,642 Nil Nil	297,498 Nil Nil	Nil Nil Nil	1,188,618 Nil Nil
Frazer W. Bourchier(6) Chief Operating Officer	2017 2016 2015	475,000 475,000 475,000	Nil 194,114 211,165	Nil 299,583 247,513	Nil 287,322 363,101	Nil Nil Nil	475,000 1,256,019 1,296,779
Clifford T. Davis Former President and Chief Executive Officer	2017 2016 2015	730,000 730,000 730,000	Nil 548,345 472,118	Nil 679,630 558,012	Nil 814,511 816,976	(7)1,565,014 (7)2,843,037 (7)872,838	2,295,014 5,615,523 3,449,944
Thomas S. Whelan(8) Former Chief Financial Officer	2017 2016 2015	475,000 475,000 475,000	Nil 194,114 152,794	Nil 296,258 240,863	Nil 287,322 265,343	Nil Nil Nil	475,000 1,252,694 1,134,000
(1)	Value of option-based awards at date of grant – see Stock Option Grants During the Year. The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.
(2)	In February 2018 the Board approved bonuses for NEOs in respect of services performed in 2017 under incentive compensation arrangements described above.
(3)	Long-term incentive plans relate to RSUs and PSUs awarded to NEOs. The fair value of the December 2017 award was $2.77 (December 2016 - $4.31, December 2015 - $3.49) based on the previous 5-day volume-weighted average share price at grant date.
(4)	Peter G.J. Kukielski was granted 600,000 stock options on May 5, 2017 with an exercise price of $3.04 and an expiry date of August 18, 2022, plus 250,000 RSUs and PSUs upon signing of his employment contract. The payment of Mr. Kukielski’s annual incentive plan was pro-rated from May 12, 2017, the date his employment commenced.
(5)	Ryan L. MacWilliam was granted 200,000 stock options on August 18, 2017 with an exercise price of $2.64 and an expiry date of August 18, 2022, plus 75,000 RSUs and PSUs upon signing of his employment contract. The payment of Mr. MacWilliams’s annual incentive plan was pro-rated from August 21, 2017, the date his employment commenced.

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(6)	Mr. Bourchier’s last day of employment with the Company was December 31, 2017.
(7)	In July 2017 the board approved the award of 500,000 DSUs (December 2016 – 500,000, December 2015 – 250,000) to Clifford T. Davis as part of a retirement agreement – see Pension Plan Benefits. The value of the 2017 award was calculated by multiplying the number of DSUs granted by the 5-day volume-weighted average share price of $3.13 at grant date (December 2016 grant - $4.31, December 2015 grant – $3.49).
(8)	Mr. Whelan’s last day of employment with the Company was August 31, 2017.

Mr. Clifford T. Davis retired from the Company in July of 2017. A summary of his retirement payment paid upon his departure is as follows:

Name and Principal Position	Year	Salary $	Option-based Awards $	Annual Incentive Plans $	Long-term Incentive Plans $	All Other Compensation $	Total Compensation $
Clifford T. Davis(1) Former President and Chief Executive Officer	2017	-	-	-	-	(2)8,285,022	8,285,022
(1)	Mr. Davis’s last day of employment with the Company was July 11, 2017.
(2)	This payment to Mr. Davis consisted of 214,376 RSUs granted from 2014-2016 and paid out at a VWAP of $3.15, 324,278 PSUs granted from 2014-2016 paid out at a VWAP of $3.15 and multiplied by a payout factor of 1.5, and 1,932,129 DSUs granted from 2014-2016 paid out at a VWAP of $3.15.

Mr. Whelan was terminated without cause in August 2017. A summary of his final payment paid upon his departure is as follows:

Name and Principal Position	Year	Salary $	Option-based Awards $	Annual Incentive Plans $	Long-term Incentive Plans $	All Other Compensation $	Total Compensation $
Thomas S. Whelan(1) Former Chief Financial Officer	2017	(2)1,013,973	-	(3)628,758	-	(4)295,161	1,937,892
(1)	Mr. Whelan’s last day of employment with the Company was August 31, 2017.
(2)	Salary includes benefits calculated at 4% of total salary plus unpaid vacation days.
(3)	This payment consists of Mr. Whelan’s 2016 Annual Incentive Plan multiplied by a factor of two.
(4)	This payment consists of 45,008 RSUs and 62,544 PSUs granted between 2014-2016 and paid out at a VWAP of $2.74; the PSUs were multiplied by a payout factor of 1.0.

Terms of Agreements

The terms of the 2017 executive roles were as follows:

  Clifford T. Davis, Chief Executive Officer, had a salary increase from $675,000 to $730,000 on January 1, 2015.
  Peter G.J. Kukielski, President and Chief Executive Officer, commenced employment with the Company on May 12, 2017 with an annual salary of $850,000.
  Ryan L. MacWilliam, Chief Financial Officer, commenced employment with the Company on August 21, 2017 with an annual salary of $450,000.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Agreements for Messrs. Bourchier, Giuffre, Kukielski, MacWilliam, Trebilcock and Orzechowski, include termination and change of control benefits described in the following section.

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Termination and Change of Control Benefits

The NEOs have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), other benefits, vacation benefit and provisions covering termination for cause, without cause, and in the event of a change of control.  In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement. For purposes of these arrangements, a change in control under the Chief Executive Officer’s, Chief Financial Officer’s and Vice President and Project Director’s employment agreement, which were entered into in on commencement of employment in 2017, is defined as:

  the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert, or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person's then-owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) more than fifty percent of the combined voting rights attached to the then-outstanding Shares;
  a consolidation, reorganization, amalgamation, merger or any other business combination including, without limitation, any such transaction or business combination effected by way of a plan of arrangement (other than in a transaction solely involving the Company and any one or more Affiliates), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;
  a resolution by the shareholders of the Company is adopted to wind-up, dissolve or liquidate the Company;
  the sale, exchange or other disposition to a person other than an Affiliate of all or substantially all of the Company's assets; or
  a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without a majority of the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

A change of control under the other NEO’s employment agreements, which pre-date the employment agreements noted above, is defined as:

  an acquisition of 50% or more of the voting rights attached to all outstanding Shares by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing Shares or by issuance of Shares from treasury or both; or
  the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding Shares or outstanding voting shares of the corporation resulting from such amalgamation or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding Shares immediately before giving effect to such transaction; or
  the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 50% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its Affiliates or by persons who held at least 50% of the voting rights attached to all outstanding Shares immediately before giving effect to such disposition; or
40 | NEVSUN RESOURCES LTD.

  individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board; provided, however, that for purposes of this paragraph a director who is first elected, or first nominated for election by the Company’s shareholders, by a vote of at least eighty percent (80%) of the directors of the Company (or a committee thereof) then still in office who were directors of the Company at the beginning of any such period will be deemed to have been a director of the Company at the beginning of any such period.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Compensation Element	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Salary	Payments cease	Payments cease	2x current salary	2x current salary
Annual Incentive Bonus	None	None	2x bonus earned or paid over preceding 12 months	2x annual target bonus
Stock Options	Unvested units continue to vest within 90-day exercise period	All options are forfeited	Unvested units continue to vest within 90-day exercise period	All options vest
Share Units	Unvested units are forfeited	Unvested units are forfeited	Unvested units are forfeited	All units vest
Benefits	Coverage ceases	Coverage ceases	4% of salary severance payment	4% of salary severance payment

The following table presents the estimated total change of control and termination benefits of its 2017 NEOs, including any amounts attributable to option and non-equity based compensation benefits, using the TSX closing price of $3.06 as at December 31, 2017.  Any outstanding stock options or share appreciation rights which are not vested would become vested upon notice of a change of control.

Named Executive Officer	Separation Event
	Resignation $	Termination with Cause $	Termination without Cause $	Change of Control $
Peter G.J. Kukielski	0	0	3,286,768	6,418,344
Joseph P. Giuffre	0	0	1,675,854	2,417,310
Ryan L. MacWilliam	0	0	1,511,288	2,530,500
Scott A. Trebilcock	0	0	1,659,704	2,417,310
Jerzy Orzechowski	0	0	1,747,750	2,307,586

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.

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Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth details with respect to stock options, DSUs, RSUs and PSUs held by the NEOs at December 31, 2017.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs, RSUs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Expiry Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry or Maturity Date	Market or Payout Value of Share-based Awards That Have Not Vested $	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed $
Peter G.J. Kukielski	(8)600,000 695,000	3.04 2.77	May 5/22 Dec 8/22	Nil Nil	(8)252,100 (8)252,100 (10)205,600 (11)205,600	May 5/20 May 5/20 Dec 8/20 Dec 8/20	753,710 753,710 614,687 614,687	Nil Nil Nil Nil
Clifford T. Davis					(3)502,120	N/A	1,501,201	Nil
Frazer W. Bourchier(13)	200,000 135,000 246,000 177,000	3.28 4.40 3.49 4.31	Mar 31/18 Mar 31/18 Mar 31/18 Mar 31/18	Nil Nil Nil Nil
Joseph P. Giuffre	200,000 100,000 178,000 177,000 209,000	3.28 4.40 3.49 4.31 2.77	Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21 Dec 8/22	Nil Nil Nil Nil Nil	(4)13,735 (5)41,203 (6)22,734 (7)34,101 (10)61,800 (11)61,800	Dec 10/18 Dec 10/18 Dec 8/19 Dec 8/19 Dec 8/20 Dec 8/20	41,064 123,186 67,968 101,953 184,765 184,765	Nil Nil Nil Nil Nil Nil
Ryan L. MacWilliam	(9)200,000 209,000	2.64 2.77	Aug 18/22 Dec 8/22	Nil Nil	(9)75,318 (9)75,318 (10)61,800 (11)61,800	Aug 18/20 Aug 18/20 Dec 8/20 Dec 8/20	225,180 225,180 184,765 184,765	Nil Nil Nil Nil
Scott A. Trebilcock	165,000 80,000 178,000 177,000 209,000	3.28 4.40 3.49 4.31 2.77	Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21 Dec 8/22	Nil Nil Nil Nil Nil	(4)13,735 (5)41,203 (6)22,734 (7)34,101 (10)61,800 (11)61,800	Dec 10/18 Dec 10/18 Dec 8/19 Dec 8/19 Dec 8/20 Dec 8/20	41,064 123,186 67,968 101,953 184,765 184,765	Nil Nil Nil Nil Nil Nil

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Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs, RSUs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Expiry Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry or Maturity Date	Market or Payout Value of Share-based Awards That Have Not Vested $	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed $
Thomas S. Whelan(12)	200,000 100,000 178,000 177,000	3.28 4.40 3.49 4.31	Mar 31/18 Mar 31/18 Mar 31/18 Mar 31/18	Nil Nil Nil Nil
Jerzy Orzechowski	200,000 181,000	2.96 2.77	Oct 27/22 Dec 8/22	Nil Nil	(10)53,700 (10)53,700	Dec 8/20 Dec 8/20	160,548 160,548	Nil Nil
(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $3.06 per Common Share on December 31, 2017, and the exercise price of the stock options.
(3)	In July 2017, the Board approved the award of 500,000 DSUs to Clifford T. Davis as part of a retirement compensation plan – see Pension Plan Benefits. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(4)	RSUs granted to NEOs on December 10, 2015. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99).
(5)	PSUs granted to NEOs on December 10, 2015. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99), and additionally by a forecast payout factor of 1.0.
(6)	RSUs granted to NEOs on December 8, 2016. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99).
(7)	PSUs granted to NEOs on December 8, 2016. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99), and additionally by a forecast payout factor of 1.0.
(8)	Peter G.J Kukielski was granted 600,000 stock options on May 5, 2017 with an exercise price of $3.04 and an expiry date of August 18, 2022, 250,000 RSUs and PSUs upon signing of his employment contract. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99). The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99), and additionally by a forecast payout factor of 1.0. The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(9)	Ryan L. MacWilliam was granted 200,000 stock options on August 18, 2017 with an exercise price of $2.64 and an expiry date of August 18, 2022, 75,000 RSUs and PSUs upon signing of his employment contract. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99). The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99), and additionally by a forecast payout factor of 1.0. The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.

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(10)	RSUs granted to NEOs on December 8, 2017. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99).
(11)	PSUs granted to NEOs on December 8, 2017. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99), and additionally by a forecast payout factor of 1.0.
(12)	Mr. Whelan’s last day of employment was August 31, 2017. All outstanding options expire March 31, 2018.
(13)	Frazer W. Bourchier’s last day of employment was December 31, 2017. All outstanding options expire March 31, 2018.

Value Vested or Earned During the Year

Non-equity incentive compensation consists of annual bonus awards discussed earlier under the heading Compensation Discussion and Analysis and outlined in the Summary Compensation Table. The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2017, for each of the NEOs.

Name	Option-based Awards – Value Vested During Year $(1)	Long-term Incentive Plans Value Vested During Year $(2)	Non-equity Incentive Plan Compensation – Value Earned During Year $(3)
Peter G.J. Kukielski	0	0	377,600
Joseph P. Giuffre	0	173,244	262,675
Ryan L. MacWilliam	0	0	94,375
Scott A. Trebilcock	0	152,914	254,363
Jerzy Orzechowski	0	0	51,642
Frazer W. Bourchier(4)	0	221,440	0
(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2017 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the stock options ($2.82 market value vs. $4.40 exercise price for the December 12, 2014 grant, $2.81 market value vs. $3.49 exercise price for the December 12, 2015 grant, and $2.81 market value vs. $4.31 exercise price for the December 8, 2016 grant).
(2)	Value of RSUs and PSUs which vested and were paid out during 2017.
(3)	The amount for NEOs is the same as indicated in the “Annual Incentive Plans” column in the Summary Compensation Tableon page 37. Amounts represent actual cash bonuses paid with respect to 2017 performance. Amounts were paid in February 2018.
(4)	Mr. Bourchier’s last day of employment with the Company was December 31, 2017.

Stock Option Grants During the Year

The following table sets forth stock options which were granted to NEOs during the fiscal year ended December 31, 2017.

Name of NEO	Title of NEO	Number of Stock Options	Value $(5)
Peter G.J. Kukielski	President, Chief Executive Officer	(1)(3)1,295,000	1,017,204
Joseph P. Giuffre	Chief Legal Officer, Corporate Secretary	(3)209,000	151,817
Ryan L. MacWilliam	Chief Financial Officer	(2)(3)409,000	279,978
Scott A. Trebilcock	Chief Development Officer	(3)209,000	151,817
Jerzy Orzechowski	Vice President and Project Director, Timok Project	(3)(4)381,000	289,478
Frazer W. Bourchier	Former Chief Operating Officer	0	0
(1)	Peter G.J Kukielski was granted 600,000 stock options on May 5, 2017 exercisable at $3.04 and vesting over a three year period, one-third on May 5, 2018, one-third on May 5, 2019, and one-third on May 5, 2020. These stock options expire May 5, 2022.
(2)	Ryan L. MacWilliam was granted 200,000 stock options on August 18, 2017 exercisable at $2.64 and vesting over a three year period, one-third on August 18, 2018, one-third on August 18, 2019, and one-third on August 18, 2020. These stock options expire August 18, 2022.

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(3)	These stock options are exercisable at a price of $2.77 per share and vest over a three year period, one-third on December 8, 2018, one-third on December 8, 2019, and one-third on December 8, 2020. These stock options expire December 8, 2022.
(4)	Jerzy Orzechowski was granted 200,000 stock options on October 27, 2017 exercisable at $2.96 and vesting over a three year period, one-third on October 27, 2018, one-third on October 27, 2019, and one-third on October 27, 2020.
(5)	The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

Director Compensation

Nevsun’s key objective for its director compensation program is to attract and continue to retain directors that have the necessary attributes, skills and competencies that represent the best fit for the Board and the future needs of the Company and to ensure that the compensation for its directors is appropriate and aligned with shareholder interests.  Directors are required to devote a significant amount of time to effort to meeting their duties including preparation and attendance at meetings, committee participation and providing valuable input, direction and oversight to the Company on matters of corporate governance, financial and operational performance, future growth and trends and developments affecting the mining sector.

Nevsun’s general philosophy is that compensation for non-executive directors should be a mix of cash and equity, with significant emphasis on the equity component. The HRC Committee, consisting solely of independent directors, has the responsibility for reviewing director compensation and determining whether any changes need to be made in how the Company compensates independent directors. In addition, the HRC Committee can engage outside advisors, experts, and others to assist the Committee. The HRC Committee reviews director compensation on an annual basis, taking into account market compensation levels, trends in director compensation, and overall workload of Nevsun’s directors.

The peer group utilized to benchmark director market compensation levels is the same as the peer group used in 2016 to set executive compensation levels and consisted of 15 peer companies (see page 28). The company targets total compensation in the top-quartile on a per-director basis, or between the 50th and 75th percentiles on a total cost of governance basis.

For 2017, annual compensation for Directors who are not NEOs consisted of the following elements:

Board Fees
Cash retainer – Chair	$150,000
Cash retainer – Member	$100,000
Cash retainer premium – AC Chair	$20,000
Special Committee[1] Fees
Cash retainer – Chair	$25,000
Cash retainer – Member	$20,000
Meeting fee	$1,000 per meeting

(1)   During periods where the Special Committee is active, its members receive additional fees as outlined above.

Deferred Share Unit Plan

Each non-executive Director receives an annual DSU grant as part of his total compensation. DSUs may be awarded annually or as determined by the HRC Committee and Board. Directors are credited with additional DSUs to reflect dividends paid on the Common Shares based on the number of DSUs in their DSU account and the Market Value of the Common Shares on the dividend payment date.

Upon retirement from the Board, the retiring Director will receive a cash payment in respect of his DSUs 60 days following the date that he or she ceases to be a Director. The amount of the cash payment is determined by multiplying the number of DSUs in the Director's DSU account by the Market Value of a Common Share on the payment date.

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Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2017 to non-executive Directors.

Name	Fees Earned $	Option-based Awards $(1)	Share-based Awards $(2)	All Other Compensation $(3)	Total $
Ian W. Pearce, Chair	125,000	87,582	165,092	2,000	379,674
Ian R. Ashby	100,000	0	99,997	0	199,997
Geoffrey Chater	100,000	0	99,997	0	199,997
Anne E. Giardini	65,909	85,393	99,997	0	251,299
Stephen V. Scott	100,000	0	99,997	2,000	202,997
David S. Smith	100,000	87,582	99,997	0	287,579
(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options.
(2)	DSUs were granted to the Directors in December 2017. The DSUs vest immediately and do not expire, but are paid out 60 days following the date the individual ceases to be a director. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the 5-day volume-weighted average share price on the date of grant of $2.77 for the December 2017 grant.
(3)	Comprised of Special Committee fees paid to Directors related to 2017 services.

Director Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth all option-based and share-based awards outstanding at December 31, 2017 for each non-executive Director.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Option Expiration Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry Date	Market or Payout Value of Share-based Awards That Have Not Vested $(3)	Market or Payout Value of Vested Share-based Awards That Have Not Been Paid Out or Distributed $(3)
Ian W. Pearce, Chair	(7)100,000	4.31	Jan 1/22	Nil	59,600	N/A(5)	Nil	178,188
Ian R. Ashby	(4)220,000 21,000 21,000 17,300	3.51 4.40 3.49 4.31	Jan 1/19 Dec 12/19 Dec 10/20 Dec 8/21	Nil Nil Nil Nil	22,770 17,716 36,100	N/A(5) N/A(5) N/A(5)	Nil Nil Nil	68,076 52,966 107,929
Geoffrey Chater	(6)20,000 (6)97,300	4.32 4.31	Aug 1/21 Dec 8/21	Nil Nil	17,716 36,100	N/A(5) N/A(5)	Nil Nil	52,966 107,929
Anne E. Giardini	(8)100,000	3.04	May 5/22	Nil	36,100	N/A(5)	Nil	107,929
Stephen V. Scott	(6)20,000 (6)97,300	4.32 4.31	Aug 1/21 Dec 8/21	Nil Nil	17,716 36,100	N/A(5) N/A(5)	Nil Nil	52,966 107,929
David S. Smith	(7)100,000	4.31	Jan 1/22	Nil	36,100	N/A(5)	Nil	107,929

46 | NEVSUN RESOURCES LTD.

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $3.06 per Common Share on December 31, 2017 and the exercise price of the stock options.
(3)	The values of DSUs were calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99).
(4)	Initial stock option grant to Ian R. Ashby upon his appointment to the Board on January 1, 2014.
(5)	DSUs were granted to the Directors in December 2015, December 2016, and December 2017. The DSUs vest immediately and do not expire, but are paid out 60 days following the date he/she ceases to be a director. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2017 ($2.99). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(6)	Geoffrey Chater and Stephen V. Scott were granted 20,000 stock options on August 1, 2016 with an exercise price of $4.32 and expiry date of August 1, 2021, and 97,300 stock options on December 8, 2016 with an exercise price of $4.31 and expiry date of December 8, 2021, upon election to the Board in 2016.
(7)	Ian W. Pearce and David S. Smith were granted 100,000 stock options on January 1, 2017 with an exercise price of $4.31 and expiry date of January 1, 2022 upon election to the Board in 2017.
(8)	Anne E. Giardini was granted 100,000 stock options on May 5, 2017 with an exercise price of $3.04 and expiry date of May 5, 2022 upon election to the Board in 2017.

Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2017, for each of the non-executive Directors.

Name	Option-based Awards – Value Vested During Year $(1)	Share-based Awards – Value Vested During the Year $(2)
Ian W. Pearce, Chair	0	165,092
Ian R. Ashby	60,000	99,997
Geoffrey Chater	0	99,997
Anne E. Giardini	0	99,997
Stephen V. Scott	0	99,997
David S. Smith	0	99,997
(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2017 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($4.23 on January 1, 2017) and the exercise price of the stock options ($3.51 grant of January 1, 2014). Options that vested from the December 12, 2014 grant, December 10, 2015 grant, and December 8, 2016 grant were out of the money and therefore not included in this calculation of value.
(2)	DSUs were granted to the Directors in December 2017. The DSUs vest immediately and do not expire, but are paid out 60 days following the date the individual ceases to be a director. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the by the 5-day volume-weighted average share price on the date of grant of $2.77 for the December 2017 grant.

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Outstanding Cash-settled SARs Awards

The following table sets out the outstanding Cash-settled SARs awards held by the retired, non-executive Directors as at the end of December 31, 2017.

Name	Cash-settled SARs Outstanding	Cash SARs Strike Price $	Cash SARs Expiration Date	Value of Unexercised In- the-money Cash SARs $(1)
R. Stuart Angus, Chair	125,000	3.69	March 31/18	Nil
Robert J. Gayton	105,000	3.69	March 31/18	Nil
Gary E. German	105,000	3.69	March 31/18	Nil
Gerard E. Munera	105,000	3.69	March 31/18	Nil
(1)	Calculated as the intrinsic value of the SARs based on the closing price of the Common Shares ($3.06) on the TSX at December 31, 2017.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth details of outstanding stock options under the Company’s stock option plan (the “Plan”) which was approved by shareholders on September 5, 2012 and again on May 4, 2015.

Stock Option Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options	Weighted Average Exercise Price of Outstanding Stock Options $	Number of Securities Remaining Available for Future Issuance Under Incentive Stock Option Plan(1)
Plan, at December 31, 2017	9,364,433	$3.47	11,034,909
Plan, at the date of this Information Circular	9,634,433	$3.45	10,772,280
(1)	This number is 6.75% of the issued and outstanding shares of the Company, less the number of outstanding stock options.

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Shares outstanding for the financial year, is set forth in the following table:

Annual Burn Rates for Most Recent Three Financial Years
Year ending December 31	Burn Rate
2015	1.0%
2016	0.9%
2017	1.3%

The Company’s former stock option plan and the ability to grant stock options under that plan expired on April 27, 2012 (the “Former Plan”), and all stock options granted under the Former Plan expired in 2016.

The Plan provides for a maximum number of securities equaling 6.75%, or 20,406,713 of the 302,321,670 outstanding shares which may be granted as stock options.  As stock options are exercised or Common Shares are otherwise issued, the number of stock options available to grant under the Plan (the “Plan Balance”) up until the date of expiry, could be increased up to the 6.75% maximum upon application to the TSX.  Stock options which expire without being exercised are automatically added back into the Plan Balance.

The Plan provides for a cashless exercise of options. If the optionee desires to sell the shares as soon as they are exercised, then upon request, the Company will instruct a licensed securities broker to sell the number of Shares as set out in the notice of exercise. Upon settlement of the sale of such shares, the Company will arrange delivery of a share certificate to the broker, to be registered as instructed by the broker; the Company will instruct the broker to deliver to it the proceeds of the sale (net of agreed brokerage commissions and fees); the Company will pay the net benefit to the Optionee receiving the net benefit due; and if, upon exercise of the Options, only a portion of the Shares are sold, the Company will arrange delivery of a share certificate for the number of unsold Shares to the Optionee, to be registered as instructed by the Optionee, provided that all amounts owing to the Company, upon calculating the net benefit of such exercise, are fully paid.

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A share appreciation right (“SAR”) may be provided in tandem with an option, whereby an optionee has the right, when entitled to exercise an option, to elect by notice in writing to the Company, to settle such option in whole or in part and, in lieu of receiving shares pursuant to the exercise of the option, receive instead the net value of the option or such portion of the option settled. The net value is determined by the difference between the market price on the day immediately prior to the date of the exercise of the SAR, and the option exercise price, less withholding taxes as determined and calculated by the Company. The net value may be paid to the optionee in cash, or in shares making up the same value as cash, excluding fractions, or in any combination of cash and shares, as requested by the optionee or as determined by the Board. The number of shares to be issued is determined by dividing the net value by the Market price, multiplied by the number of options exercised.

The Directors approved an amendment to the Former Plan on May 5, 2015 to ensure that the SAR provision contained in the Former Plan is consistent with the SAR provision contained in the Plan in dealing with SARs granted in tandem with any outstanding options. It allows the Company the flexibility to settle the net value of outstanding options under the Former Plan in cash or shares, which is consistent with the SAR provision in the current Plan. This revision was approved by the TSX on May 12, 2015.

At December 31, 2017 a total of 9,364,433 options had been granted under the Plan, representing approximately 3.1% of the issued and outstanding shares of the Company, representing approximately 45.9% of the available 6.75% maximum percentage of securities available to be granted. As at December 31, 2018 there were 11,034,909 shares available for grant. Of the total 45.9% of options granted, 6,205,100 total options have been granted to Directors and insiders of the Company, representing approximately 66.3% of the total outstanding options. The Board may grant options under the Plan to any director, officer, employee, affiliate, contractor or a permitted assign of any eligible individual or contractor of the Company, in amounts it considers appropriate up to 6.75% of the issued and outstanding shares. Other than the restrictions noted within the terms of the Plan with regard to insiders and non-employee directors, there are no restrictions on the number of options which may be granted to any one person. Options shall not be granted under the Plan and securities shall not be made issuable under any other share compensation arrangement which could, in the aggregate, result in i) number of shares issuable to eligible persons who are, at the time of the particular grant, insiders, exceed 6.75% of the issued and outstanding shares.; or ii) the issuance to insiders, within any one-year period, of a number of shares exceed 6.75% of the issued and outstanding shares. The maximum number of options issuable to non-executive directors shall not exceed 1% of the issued and outstanding shares in the aggregate for the life of the Plan, or $100,000 share value calculation per non-employee director per year, whichever is less.

The Board may set the vesting schedule of options granted, subject to the terms of the Plan. The option exercise price is determined by the Board and must be not less than the market price (being the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the TSX) on the date on which the grant of the option is approved by the Board. The maximum term of any option is five years.

Options which are terminated without the issuance of shares may be added back to the Plan. Options terminate at the earliest of: i) the expiry date, ii) one year succeeding death, or iii) 90 days following termination of office or employment, unless termination is for cause in which case expiry is immediate. If the option expiry date falls i) during a blackout period imposed by the Company, or (ii) within two business days after the end of the blackout period in question, the expiry date shall be automatically extended to a date that is ten business days after the last date of the blackout period in question. The optionee may elect a cashless exercise, whereby the Company will arrange the sale of shares pursuant to the exercised option, then forward the proceeds of the net benefit to the optionee. An option is personal to the optionee and is non-assignable, except to a Permitted Assign of the optionee, subject to the terms of the Plan.

The Board may amend the following terms of the Plan subject to regulatory approval without shareholder approval: vesting provisions, termination provisions provided there is no extension beyond the original expiry date; and other amendments of a “housekeeping” nature.

49 | NEVSUN RESOURCES LTD.

The Board must receive shareholder approval before amending the following terms of the Plan: (a) limitations on grants to insiders and shares reserved for issuance to insiders; (b) limitations on grants to non-employee directors, (c) reduction in exercise price of any previously granted option, or a cancellation and reissuance of options so as to in effect reduce the exercise price thereof, other than pursuant to the terms in the event: (i) there are any changes in the capital structure of the Company through stock splits, consolidations or reclassifications, or (ii) any stock dividends are made to holders of shares, or (iii) as a result of any other recapitalization, amalgamation, merger or consolidation, the shares of the Company are converted into or exchangeable for any other shares, then in any such case the Company may make such adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the optionee; (d) the maximum number of shares reserved under the Plan; (f) extensions beyond the original expiry date of an option not involving a blackout period; (g) amendments to permit transferability of options other than to permitted assigns; and (h) any amendment to the amendment provisions.

The amended Stock Option Plan, which is presented in this Information Circular for shareholder approval, contains amendments to the Change of Control provision and to the Amendment and Termination provision, and other amendments of a “housekeeping” nature, and was approved by the Board on March 9, 2018.

Audit Committee

Information concerning the Company’s Audit Committee is set out under the heading Audit Committee in the Company’s annual information form dated February 28, 2018 (“AIF”) which contains information for the year ended December 31, 2017. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com or from EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

NYSE American Corporate Governance

The Common Shares are listed on NYSE American.  Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is posted on the Company’s website at  http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Particulars of Other Matters to be Acted Upon

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

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Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2017 is provided in the Company’s audited annual consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED March 19, 2018

“Peter G.J. Kukielski”

Peter G.J. Kukielski
President and Chief Executive Officer

51 | NEVSUN RESOURCES LTD.

Schedule “A” – Board Charter

NEVSUN RESOURCES LTD.

BOARD CHARTER

A.   OBJECTIVES

The role of the Board of Directors (the "Board") of Nevsun Resources Ltd. (the “Company”) has two fundamental elements: decision-making and oversight.  Its decision-making role is to formulate with management and approve certain polices strategic goals, standards and actions of the Company. Its oversight role is to review management decisions, the adequacy of systems and controls and adherence to policies and delegations of authority. In carrying out its role, the Board has unrestricted access to management and may engage and approve the nature and terms of engagement of any advisor to assist it in fulfilling its responsibilities.

B.   PROCEDURES AND ORGANIZATION

A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility to:

  manage its affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining director compensation on the recommendation of a committee of the Board; and
  engage any necessary advisors.
C.	DUTIES AND RESPONSIBILITIES

1.	Legal Requirements

The Board has the responsibility to:

1.1	ensure that all applicable legal requirements are met;

1.2	exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

1.3	direct the management of the business and affairs of the Company; and

1.4	act in accordance with its obligations contained in:

a.	the Business Corporations Act (British Columbia) and the regulations thereto;

b.	the Company's constating documents;

c.	the securities legislation of each province of Canada in which the Company is a reporting issuer;

d.	the United States federal securities laws, and the rules and regulations adopted there under by the Securities and Exchange Commission;

e.	the rules and policies of the Toronto Stock Exchange;

f.	the rules and policies of NYSE American; and

g.	other relevant legislation and regulations,

as such legislation and regulations may be amended or replaced from time to time.

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2.	The directors in exercising their powers and discharging their duties must:

2.1	act honestly and in good faith with a view to the best interests of the Company; and

2.2	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

3.	The Board has the responsibility for considering, among other things, the following matters:

3.1	submissions to the shareholders of a question or matter requiring the approval of the shareholders;

3.2	filling vacancies among the directors or in the office of auditor;

3.3	issuing securities for equity and debt capital;

3.4	declaring dividends;

3.5	the purchase, redemption or any other form of acquisition of shares issued by the Company;

3.6	the payment of a commission to any person in consideration of purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchasers for any such shares;

3.7	the approval of interim and annual financial statements of the Company; and

3.8	the adoption, amendment or repeal of the constating documents of the Company.

4.	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

4.1	Audit;

4.2	Corporate Governance and Nomination;

4.3	Human Resources; and

4.4	Special (as needed),

the scope, duties and responsibilities of which are mandated in their respective terms of reference, and to the following committees of the Board and management:

4.5	the Social, Environmental, Safety and Health Committee; and

4.6	the Project Committee.

D.	STRATEGY, PLANNING, FINANCIAL

The Board has the responsibility to:

1.	ensure long-term goals and a strategic planning process are in place for the Company and to participate with management in developing and approving the strategy by which it proposes to achieve these goals;

2.	review and approve the commitment of capital for operations and for acquisitions;

3.	review and approve an annual operating budget that reflects the agreed strategies;

4.	approve capital allocations, expenditures and transactions that exceed threshold amounts set by the Board;

5.	review and approve annual financial statements and management discussion and analysis, annual information form, management proxy circular, and other public disclosures that require Board approval;

6.	review and approve quarterly financial statements and management discussion and analysis, and other public disclosures that results in a material change; and

7.	oversee compliance with applicable audit, accounting and reporting requirements.

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E.	MANAGING RISK

The Board and its committees have the responsibility to identify and understand the principal risks of the businesses in which the Company is engaged, to achieve a proper balance between risks incurred and the potential returns, and to ensure systems are in place that effectively monitor and manage risks with a view to the long-term viability of the Company.

F.	APPOINTMENT, TRAINING AND MONITORING SENIOR MANAGEMENT

The Board and its committees have the responsibility to:

1.	appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO's duties;

2.	approve the appointment and remuneration of all corporate officers, acting on the advice of the CEO; and

3.	ensure that adequate provision has been made to train and develop management and for their orderly succession;

4.	satisfy itself as to the integrity of the CEO and other corporate officers and as to the creation of a culture of integrity throughout the Company.

G.	POLICIES, PROCEDURES AND COMPLIANCE

The Board and its committees have the responsibility to:

1.	ensure that the Company operates at all times within applicable laws and regulations and to ethical, moral and societal standards;

2.	approve and monitor compliance with policies and procedures;

3.	ensure the Company takes measures to protect the environmental in its operations and is in compliance with environmental laws and regulations; and

4.	ensure the Company takes measures to protect the health and safety of its employees in the workplace and that appropriate programs and policies are in place to promote health and safety.

H.	REPORTING AND COMMUNICATION

The Board and its committees have the responsibility to:

1.	ensure the Company has programs and relationships in place that result in an open and meaningful communication with employees, who the Board recognize as essential to the success of the Company.

2.	ensure the Company has policies and programs in place that enable the Company to communicate effectively and lawfully with its shareholders, other stakeholders and the public generally;

3.	ensure that the financial results are reported in accordance with generally accepted accounting principles;

4.	ensure the accurate, timely and full reporting of any other developments that have a significant and material impact on the value of the Company; and

5.	report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

I.	MONITORING AND ACTING

The Board and its committees have the responsibility to:

1.	monitor the Company's progress toward its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

2.	take action when performance falls short of goals and objectives or when other circumstances warrant;

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3.	ensure that the Company has adequate control and information systems in place that ensure the effective discharge of its responsibilities;

4.	have in place a set of corporate governance principles and guidelines;

5.	oversee the appointment, evaluation and succession of a non-executive Chair of the Board;

6.	establish appropriate structures and procedures to allow the board to function independently of management;

7.	set expectations for and responsibilities of directors, including attendance at, preparation for, and participation in meetings; and

8.	undertake regular evaluations of the board, its committees, and its members, reviewing its composition with a view to diversity and effectiveness.

THIS BOARD CHARTER WAS AMENDED AND ADOPTED BY THE
BOARD OF DIRECTORS ON DECEMBER 8, 2017.

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Schedule “B” – Human Resources and Compensation Committee Mandate

NEVSUN RESOURCES LTD.

MANDATE OF THE HUMAN RESOURCES AND

COMPENSATION COMMITTEE

The Human Resources and Compensation Committee (the “Committee”) assists the Board in fulfilling its oversight responsibilities with respect to (i) developing and implementing principles and systems for the management of, and monitoring, reviewing and approving compensation and other human resources policies and practices of the Company;  (ii) identifying, hiring and compensating qualified employees; and (iii) assessing the performance of and compensating senior executive employees.

MEMBERSHIP

Each member of the Human Resources and Compensation Committee shall be independent of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

Committee members and the Committee Chair will be appointed and removed by the Board.

MEETINGS

Unless otherwise determined by resolution of the Board,

1.	the Committee will meet at least once per year to perform its duties and responsibilities, at such times and places as determined by the Chair;

2.	the quorum for meetings of the Committee shall be two-thirds of its members;

3.	minutes shall be kept of all meetings of the Committee; and

4.	the Committee may engage the services of independent counsel or other advisors if deemed necessary, and have the authority to set the compensation for such advisors.

DUTIES AND RESPONSIBILITIES

The Committee shall have the following duties and responsibilities:

1.	Annually review the Company’s overall compensation strategy and objectives to ensure that compensation decisions are highly correlated to long-term performance, enhance the alignment of interests between employees and shareholders, mitigate the risk of unintended outcomes and inappropriate incentives, and attract, motivate and retain qualified employees.

2.	Annually review and assess performance of the Chief Executive Officer (the “CEO”) against pre-agreed objectives, and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote).

3.	Annually review performance objectives and assessments of at least the Company’s four other most senior executive employees and, upon the advice of the CEO and in the Committee’s discretion, recommend any changes to the Board for consideration.

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are appropriate in light of the activities of the Company, are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate risks.

5.	Review senior executive appointments, employment agreements and terminations of employment as well as any appointments, agreements and terminations that are material to the Company.

6.	Review senior management succession plans and participate in the recruitment of executives, including ensuring appropriate succession plans for the CEO.

7.	Annually review and recommend to the Board the amount and form of directors' compensation.

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8.	Review and approve in advance the disclosures describing executive compensation and development included in the annual Information Circular.

9.	Review and recommend to the Board regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans, the company’s code of conduct and ethical policies, and other matters within the scope of the Committee’s duties.

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management.

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

12.	Review this mandate at least annually and recommend to the board of directors any necessary amendments.

RESPONSIBILITIES OF THE COMMITTEE CHAIR

The Committee Chair is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. The Committee Chair’s responsibilities include:

1.	working with the CEO and the Corporate Secretary to establish the frequency of Committee meetings and the agendas for meetings;

2.	presiding over Committee meetings;

3.	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

4.	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee; and

5.	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

AMENDED AND ADOPTED BY THE BOARD OF DIRECTORS DECEMBER 8, 2017.

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Schedule “C” – Nevsun Stock Option Plan

NEVSUN RESOURCES LTD.

STOCK OPTION PLAN

1.             PURPOSE

The principal purpose of this Plan is to advance the interests of the Company by (a) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (b) encouraging stock ownership by such Eligible Persons, (c) increasing the proprietary interest of Eligible Persons in the success of the Company, (d) encouraging the Eligible Persons to remain with the Company, its Affiliates and subsidiaries, and (e) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

2.             DEFINITIONS

All capitalized words used but not defined herein, shall have the meanings ascribed thereto in the Exchange Manual, and the following terms and expressions shall have the following meanings:

2.1	“Act” means the Business Corporations Act (British Columbia);

2.2	“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

2.3	“Award” means an Option awarded under this Plan;

2.4	“Award Date” has the meaning ascribed thereto in Section 5.1(b)(i);

2.5	“Board” means the board of directors of the Company;

2.6	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

2.7	“Cashless Exercise” means a procedure whereby the Company assists the Optionee by arranging the sale of Shares with respect to an Option exercised by the Optionee, then forwards to the Optionee the cash benefit net of exercise price, required tax withholdings including, but not limited to, the Employee Benefit Withholding Tax and other applicable fees;

2.8	“Cause” means cause, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Optionee and the Company or an Affiliate of the Company and, if there is no such definition or agreement, means conduct which constitutes cause for dismissal without notice or pay in lieu in the Province of British Columbia;

2.9	“Change of Control” means:

(a)	the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert, or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person’s then-owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) more than fifty percent of the combined voting rights attached to the then-outstanding Shares,

(b)	a consolidation, reorganization, amalgamation, merger or any other business combination (including, without limitation, any such transaction or business combination effected by way of a plan of arrangement) (other than in a transaction solely involving the Company and any one or more Affiliates) with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor,

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(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company,

(d)	the sale, exchange or other disposition to a person other than an Affiliate of all or substantially all of the Company's assets, or

(e)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

2.10	“Commission” means the British Columbia Securities Commission;

2.11	“Company” means Nevsun Resources Ltd. and includes any successor corporation thereof;

2.12	“Contractor” means any person or company engaged, under a written contract, to provide bona fide consulting, technical, management or other services to the Company or to an Affiliate for an initial, renewable or extended period of 12 months or more;

2.13	“Eligible Person” means:

(a)	any director, officer or employee of the Company or any Affiliate of the Company, (“Eligible Individual”),

(b)	a Contractor, or

(c)	a Permitted Assign of any Eligible Individual or Contractor;

2.14	“Employee Benefit Withholding Tax” means the amount required by Canadian authorities to be withheld and remitted by the Company in respect of the deemed employment benefit on exercise of an Option by an Optionee, as determined under the Tax Act and the regulations thereunder, and any other federal or provincial legislation that requires the Company to withhold tax or other amounts in respect of the deemed employment benefit determined under the Tax Act;

2.15	“Event” has the meaning ascribed in Section 4.3;

2.16	“Exchange” means the Toronto Stock Exchange;

2.17	“Exchange Manual” means the Company Manual of the Exchange, as amended or varied from time to time, including such staff notices of the Exchange which may supplement the same;

2.18	“Expiry Date” has the meaning ascribed thereto in Section 8.1;

2.19	“Good Reason” means good reason, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Optionee and the Company or an Affiliate of the Company and, if there is no such definition or agreement, “Good Reason” will arise within twelve (12) months following a Change of Control where the Optionee was induced by the actions of the employer to resign or terminate their employment or engagement other than on a voluntary basis as a result of the occurrence of one or more of the following events without the Optionee’s written consent, such resignation to be effective only if the Optionee has provided written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within a thirty (30) day period:

(a)	a materially adverse change in the Optionee’s position, duties or responsibilities,

(b)	a materially adverse change in the Optionee’s reporting relationship that is inconsistent with the Optionee’s title or position,

(c)	a reduction by the employer of the base salary or other compensation to be provided to the Optionee under the agreed terms of employment, or

(d)	the permanent relocation by the employer of the Optionee’s principal office by more than eighty (80) kilometers if the principal office was the location where the Optionee worked when the Change of Control occurred;

2.20	“Insider” means any “insider”, as such term is defined in the Exchange Manual from time to time;

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2.21	“Market Price” means the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the Exchange or, if the common shares are not listed on such exchange, on such other exchange or exchanges on which the common shares are listed, for the five Trading Days immediately preceding the relevant date. If the common shares are not listed for trading on any exchange, on such day, the Market Price shall be the fair market value of the common shares as determined by the Board;

2.22	“Non-employee Director” means a director who is not also an employee of the Company;

2.23	“Option Period” has the meaning ascribed thereto in Section 5.2(h);

2.24	“Option” means an option to purchase Shares granted to an Eligible Person under this Plan;

2.25	“Option Price” means the price per Share at which the Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Section 4.3 hereof;

2.26	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.27	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.28	“Plan” means this stock option plan, as may be amended or varied from time to time;

2.29	“Previous Plan” means the Company’s previous stock option plan dated April 26, 2006, as amended May 3, 2010, January 1, 2011 and August 18, 2011;

2.30	“Permitted Assigns” means:

(a)	a trustee, custodian, or administrator acting on behalf, or for the benefit, of an Eligible Individual,

(b)	a corporation controlled by an Eligible Individual,

(c)	a registered retirement savings plan or registered retirement income fund established for the benefit of an Eligible Individual,

(d)	a spouse of an Eligible Individual,

(e)	a trustee, custodian, or administrator acting on behalf, or for the benefit, of the spouse of an Eligible Individual,

(f)	a corporation controlled by the spouse of an Eligible Individual, or

(g)	a registered retirement savings plan or registered retirement income fund established for the benefit of the spouse of an Eligible Individual;

2.31	“Right” has the meaning ascribed thereto in Section 7;

2.32	“Share Compensation Arrangements” means:

(a)	stock option plans for the benefit of employees, Insiders or Contractors or any one of such groups,

(b)	individual stock options granted to employees, Contractors or Insiders if not granted pursuant to a plan previously approved by the Company’s security holders,

(c)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased,

(d)	stock appreciation rights involving the issuances of securities from treasury,

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Company, and

(f)	security purchases from treasury by an employee, Insider or Contractor which is financially assisted by the Company by any means whatsoever;

2.33	“Shares” means the common shares of the Company or, in the event of an adjustment contemplated by Section 4.3 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

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2.34	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th suppl.), as amended or replaced from time to time;

2.35	“Termination Date” means:

(a)	the Optionee’s last day of active employment with the Company or an Affiliate of the Company or last active day as a Consultant with the Company or an Affiliate, provided that, if such day is not a Trading Day, the Termination Date shall be the Trading Day immediately preceding such day. For greater certainty, the determination of the Termination Date of an Optionee shall not include any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment; and

2.36	“Trading Day” means any date on which the Exchange is open for the trading of Common Shares and on which at least a board lot of Shares is traded, provided that, if the Shares are listed on more than one securities exchange, “Trading Day” means any date on which the securities exchange on which the majority of the Company’s trading occurs is open for the trading of Shares and on which at least a board lot of Shares is traded.

3.	ADMINISTRATION

3.1	General

(a)	Committee. The Board may at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board, and in such event references herein to the Committee shall be construed to be a reference to the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

(b)	Administrator. The Board may delegate to any director, officer or employee of the Company such administrative duties and powers as the Board may see fit.

(c)	Authority of the Board. The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

3.2	Board Powers

The Board shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan:

(a)	to establish, amend and repeal at any time and from time to time such regulations as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan;

(b)	to interpret and construe this Plan and to determine all questions arising out of this Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to amend this Plan and any Option in accordance with Section 12.1 hereof;

(d)	to terminate this Plan in accordance with Section 12.2 hereof;

(e)	to determine the number of Shares covered by each Option;

(f)	to determine the Option Price of each Option;

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(g)	to determine the time or times when Options will be granted and exercisable;

(h)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(i)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	Interpretation

The interpretation by the Board of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Optionee. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

4.	SHARES OF STOCK SUBJECT TO PLAN

4.1	Number of Shares

The maximum number of Shares issuable for all purposes under this Plan and the Previous Plan shall not exceed 6.75% of the issued and outstanding Shares of the Company, from time to time.

4.2	Fractional Shares

No fractional Shares shall be issued upon the exercise of Options granted under this Plan and, accordingly, if an Optionee would become entitled to a fractional Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

4.3	Adjustments

(a)	In the event (the occurrence of which is hereinafter referred to as an “Event”) that (i) there are any changes in the capital structure of the Company through stock splits, consolidations or reclassifications, or (ii) any stock dividends are made to holders of shares, or (iii) as a result of any other recapitalization, amalgamation, merger or consolidation, the shares of the Company are converted into or exchangeable for any other shares, then in any such case the Company may make such adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Optionee hereunder.

(b)	Any adjustment proposed to be made under Section 4.3(a) will be subject to the approval of the Exchange.

4.4	Other Accounting for Awards

Any Shares related to an Option which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Shares shall again be available for issuance under this Plan.

5.	GRANT OF OPTIONS

5.1	Eligibility

(a)	The Board shall, from time to time, in its sole discretion, determine those Eligible Persons, if any, to whom Options are to be awarded.

(b)	If the Board elects to award an Option to an employee of the Company, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(i)	the annual salary of the employee as at the date the Option is awarded (the “Award Date”) in relation to the total annual salaries payable by the Company to all of its employees as at the Award Date;

(ii)	the length of time that the employee has been employed by the Company; and

(iii)	the quality and importance of the work performed by the employee.

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(c)	If the Board elects to award an Option to a director, officer or Contractor of the Company, the Board shall determine the number of Shares to be acquired on the exercise of such Option based upon any bona fideconsiderations that the Board in its sole discretion determines to be applicable.

5.2	Terms and Conditions of Options

(a)	General. Except as herein and otherwise specifically provided, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

(b)	Vesting. Subject to Section 10, an Option which is subject to vesting, shall vest and may be exercised (in each case to the nearest full share) during the Option Period as set out in the option agreement. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. The Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested Options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board.

(c)	Option Price. Subject to any adjustment pursuant to the provisions of Section 4.3 hereof, and subject to Section 5.2(k), the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the grant of the Option is approved by the Board. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

(d)	Assignability. An Option is personal to the Optionee and is non-assignable (whether by operation of law or otherwise), except to a Permitted Assign of the Optionee or as otherwise provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of this Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Company, cease and terminate and be of no further force or effect whatsoever.

(e)	Restrictions on Grants to Insiders. Options shall not be granted under this Plan and securities shall not be made issuable under any other Share Compensation Arrangement which could, in the aggregate, result in

(i)	the number of Shares issuable to Eligible Persons who are, at the time of the particular grant, Insiders, exceeding the lesser of (A) 6.75% of the issued and outstanding Shares and (B) the limit imposed by the “insider participation limit”, as such term is defined in the Exchange Manual; or

(ii)	the issuance to Insiders, within any one-year period, of a number of Shares exceeding the lesser of (A) 6.75% of the issued and outstanding Shares and (B) the limit imposed by the “insider participation limit”.

(f)	Restrictions on Grants to Non-employee Directors. Options shall not be granted under this Plan and securities shall not be made issuable which could result in the lesser of:

(i)	the number of Shares issuable to Non-employee Directors, in the aggregate, exceeding 1% of the issued and outstanding Shares at any time; or

(ii)	the grant to any one Non-employee Director within any one-year period of an Option or Options with an equity award value in excess of $100,000, based on a valuation method acceptable to the Board.

(g)	For the purposes of Section 5.2(e) and 5.2(f), the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to this Plan or other Share Compensation Arrangements over a preceding one-year period.

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(h)	Option Period. Subject to Sections 8.1 and 8.2, the term (the “Option Period”) of any Options granted under this Plan will be determined by the Board, but shall not exceed five years from the date of grant.

(i)	Legends. Any Shares issued on the exercise of Options prior to the expiry of an applicable hold period, must be legended as required by applicable securities laws and regulations.

(j)	Exercise. An Optionee or Permitted Assign of said Optionee may exercise an Option in whole or in part, subject to Section 8.2, at any time or from time to time during the Option Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering written notice to the Company in accordance with Section 6.2 together with full payment of the purchase price of the Options purchased pursuant to the exercise of the Option.

(k)	Option Price During and Following a Blackout Period. In the event that the Board passes a resolution to grant an Option during a blackout period to which the Company is subject or within five Business Days of the end of a blackout period, the Option Price of such Option shall be no less than the Market Price calculated on the date that is the sixth Business Day after the end of such blackout period.

(l)	Executive Compensation Recovery Policy. All Options granted under this Plan are subject to the terms and conditions of the Company’s Executive Compensation Recovery Policy, as adopted by the Company on March 9, 2018 and as may be amended from time to time.

6.	EXERCISE OF OPTION

6.1	Payment of Exercise Price and Employee Benefit Withholding Tax

The exercise price of each Share purchased under an Option shall be paid in full in cash or by bank draft, certified cheque or other form of payment agreed to by the Company, at the time of such exercise, in lawful money of Canada, to the Company, and the Optionee shall provide for the applicable Employee Benefit Withholding Tax, as determined by the Company,

(a)	by paying, at the time of exercise, the Employee Benefit Withholding Tax (the “Payment Method”); or

(b)	by directing the Company to use the Cashless Exercise procedure for all or a sufficient portion of the Options exercised, whereby the Employee Benefit Withholding Tax will be deducted from the net proceeds payable to the Optionee (the “Cover Method”), and upon receipt of payment in full of the exercise price and the applicable Employee Benefit Withholding Tax the number of Shares issued in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

6.2	Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by written notice signed by the Optionee and dated the date of exercise, and not post-dated, stating that the Optionee elects to exercise its rights to purchase Shares under such Option and the number of Shares in respect of which such Option is being exercised, accompanied by full payment for the Shares being purchased under such Option, and satisfaction of the applicable Employee Benefit Withholding Tax in one of the manners set out in Section 6.1 of this Plan, delivered to the Company at its principal office at 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 (or such other address of the principal office of the Company at the time of exercise). Delivery of any notice of exercise accompanied by the payment set out in Section 6.1 of this Plan may be made by personal delivery, by courier service or by agent.

6.3	Effect of Exercise

As soon as practicable after the exercise of an Option in accordance with the terms of this Plan, the Company shall issue a certificate or certificates evidencing the Shares in respect of which the Option is exercised, reduced where the Optionee has chosen the Cover Method to the number of Shares remaining after the Optionee has satisfied the Employee Benefit Withholding Tax.

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6.4	Cashless Exercise

An Optionee may elect Cashless Exercise in its notice of exercise if the Shares issuable upon exercise of the Option are to be immediately sold. In such case, the following procedure will be followed:

(a)	the Optionee will notify the Company in its notice of exercise that it wishes to use the Cashless Exercise provision;

(b)	the Company will instruct a licensed securities broker to sell the number of Shares as set out in the notice of exercise;

(c)	upon settlement of the sale of such Shares, the Company will arrange delivery of a share certificate to the broker, to be registered as instructed by the broker;

(d)	the Company will instruct the broker to deliver to it the proceeds of the sale (net of agreed brokerage commissions and fees);

(e)	the Company will pay the net benefit to the Optionee receiving the net benefit due; and

(f)	if, upon exercise of the Options, only a portion of the Shares are sold, the Company will arrange delivery of a share certificate for the number of unsold Shares to the Optionee, to be registered as instructed by the Optionee, provided that all amounts owing to the Company, upon calculating the net benefit of such exercise, are fully paid.

For the purpose of Section 6.4(e) and (f) above, the “net benefit” to an Optionee will be the difference between the option exercise price and proceeds of sale, less any or all of the following, as applicable: sales commissions, bank transfer fees, taxes or other withholdings required by law, and specifically the Employee Benefit Withholding Tax.

7.	SHARE APPRECIATION RIGHTS

A share appreciation right (a “Right”) may be provided in tandem with an Option, whereby an Optionee has the right, when entitled to exercise an Option, to elect by notice in writing to the Company, to settle such Option in whole or in part and, in lieu of receiving Shares pursuant to the exercise of the Option, receive instead the net value of the Option or such portion of the Option settled. The net value is determined by the difference between the Market Price on the day immediately prior to the date of the exercise of the Right, and the Option exercise price, less the Employee Benefit Withholding Tax as determined and calculated by the Company. The net value may be paid to the Optionee in cash, or in Shares making up the same value as cash, excluding fractions, or in any combination of cash and shares, as requested by the Optionee or as determined by the Board. The number of Shares to be issued is determined by dividing the net value by the Market Price, multiplied by the number of options exercised. Any Right to be provided with an Option must first be approved by the Board at the time the Option is granted or at any time prior to expiry of the Option.

References in this Plan to Options are deemed to include any Rights provided in tandem with Options, as permissible in the context used.

8.	EXPIRY OF OPTIONS

8.1	Duration of Option.

(a)	Subject to Section 8.1(b), Options shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Section 8.2 (the “Expiry Date”).

(b)	In the event that the Expiry Date falls (i) during a blackout period imposed by the Company; or (ii) within two Business Days after the end of the blackout period in question, the Expiry Date shall be automatically extended to a date that is ten Business Days after the last date of the blackout period in question. For greater certainty, all references to “Expiry Date” herein shall refer to such “extended” Expiry Date where appropriate.

8.2	Termination of Option. An Optionee may exercise an Option in whole or in part at any time or from time to time during the period in which a particular Option may be exercised. Any Option or part thereof not exercised within the Option Period shall terminate and become null, void and of no further force and effect at 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date. Subject to any express resolution of the Board, in its sole discretion, extending or limiting the Expiry Date of an Option, the Expiry Date of an Option shall be the earlier of (i) the Expiry Date fixed by the Board on the Award Date and (ii) the date established, if applicable, in Sections 8.2(a) to (c) below:

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(a)	Ceasing to Hold Office. If the Optionee was granted his or her Options as a director of the Company and such Optionee ceases to be a director of the Company, other than by reason of death, then the Expiry Date of the Option shall be 90 days following the date the Optionee ceases to be a director of the Company, unless the Optionee ceases to be a director of the Company as a result of:

(i)	ceasing to be qualified to act as a director pursuant to Section 124 of the Act; or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Optionee ceases to be a director of the Company.

(b)	Ceasing to be Employed. If the Optionee was granted his or her Option as an employee, officer or Contractor of the Company or an Affiliate of the Company and such Optionee ceases to be an employee, officer or Contractor of the Company or an Affiliate of the Company, other than by reason of death, then the Expiry Date of the Option shall be the 90th day following the date the Optionee ceases to be an employee, officer or Contractor unless the Optionee ceases to be an employee, officer or Contractor as a result of:

(i)	termination for cause; or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Optionee ceases to be an employee, officer or Contractor of the Company.

(c)	Death. In the event of the death of an Optionee, the Optionee’s Option shall be exercised within one year succeeding such death and then only:

(i)	by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or the laws of intestacy and succession; and

(ii)	to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death, subject to adjustment in accordance with Section 5.2(b).

8.3	For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of the Company or an Affiliate of the Company provided that the Optionee continues to be an Eligible Person.

8.4	For purposes of this Section 8, a determination by the Company that an Optionee was discharged for “cause” shall be binding on the Optionee.

8.5	If the Optionee is a Permitted Assign of an Eligible Individual, the reference to the Optionee in this Section 8 shall be deemed to refer to the Eligible Individual associated with such Permitted Assign.

9.	OPTION AGREEMENTS

9.1	Option Agreement

Each Option shall be confirmed by an option agreement which shall incorporate such terms and conditions as the Board, in its discretion, deems consistent with the terms of this Plan. In the event of conflict between the terms of an option agreement and the terms of this Plan, the terms of this Plan shall prevail and the option agreement shall be deemed to have been amended accordingly.

9.2	Representations by Optionees

Each option agreement shall provide that upon each exercise of an Option, the Optionee (including for the purposes of this Section 9.2 each other person who, pursuant to Section 8.2 hereof, may purchase

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Shares under an Option granted to an Eligible Person) shall, if so requested by the Company, represent and agree in writing that:

(a)	the person is, or the Optionee was, an Eligible Person and has not been induced to purchase the Shares by expectation of employment or continued employment;

(b)	the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c)	the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)	such Optionee (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this agreement or this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the Securities Act (1933)of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

9.3	Other Procedures and Documentation

The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.

10.	CHANGE OF CONTROL

Notwithstanding any provision herein to the contrary, if at any time prior to the Expiry Date a Change of Control occurs, all unvested Options shall automatically vest and the Optionee shall have the right, at any time following the Change of Control until the Expiry Date, to exercise all or any of the unexercised Options previously granted to the Optionee.

10.1	Change of Control

Subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchange, and notwithstanding any other provision of this Plan, in the event of a Change of Control, the following provisions shall apply:

(a)	in the event of a transaction that would result in a Change of Control the Board may, in its sole discretion, immediately vest all unvested Awards or otherwise make such determinations as it considers appropriate in the circumstances of the Change of Control to ensure the fair treatment of Optionees in such circumstances in light of the objectives of this Plan; and

(b)	in the event of a Change of Control and (x) the Eligible Individual or Contractor’s engagement is terminated in accordance with such persons contract; or (y) the Eligible Individual or Contractor is terminated within 12 months after the Change of Control for any reason other than resignation without Good Reason or termination for Cause, all unvested Options held by such Optionee shall immediately vest on the Termination Date and the Expiry Date of all vested Options held by the Optionee shall be the earlier of (i) twelve months after the Termination Date and (ii) the expiry of the Option Period.

10.2	Change of Control – Exercise to Participate in Transaction.

Notwithstanding Section 10.1, the Board may, in its sole discretion, allow a Optionee to exercise an Option that has not otherwise vested for Common Shares, and

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(a)	if a “take-over bid” (within the meaning of applicable securities legislation) made by any Person for the voting securities of the Company would, if successful, result in a Change of Control, then the Optionee may exercise such Option for Shares during the period ending on the earlier of the expiration of the take-over bid and the expiry of the Option Period solely for the purpose of depositing the Common Shares related to such Option pursuant to the take-over bid, and

(b)	if any other transaction or series of transactions is contemplated, which would, if successful, result in a Change of Control, then the Optionee may exercise their Option for Shares during such period as is determined by the Board to be reasonable in the circumstances solely for the purpose of participating in the transaction or series of transactions;

(c)	provided that if such Change of Control does not occur then the Optionee shall promptly return the Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option respecting such Shares shall be deemed not to have been exercised or redeemed, as applicable, the Shares shall be deemed not to have been issued and in the case of an Option, the Company shall refund to the Optionee the aggregate Exercise Price for the Shares (unless the Optionee elected cashless exercise).

11.	ASSIGNMENT OF OPTIONS

All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee, benefits, rights and options may only be exercised by the Optionee or his or her Permitted Assign.

12.	AMENDMENT AND TERMINATION

12.1	Amendment.

(a)	Subject to any required regulatory approval, the Board may from time to time amend or revise the terms and conditions of this Plan, provided that no such action may in any manner adversely affect the rights under any previously granted Options unless the Company has the consent of the affected Optionee(s) or unless additional similar rights comparable thereto, or other compensation of equal or greater value, is given to such Optionee(s). Without limiting the foregoing, in addition to the items set out in Section 10.1 and 10.2 and without limiting such items, the Board is specifically authorized to amend or revise the terms of this Plan or an Option, by passing a resolution of the Board setting out such amendment, without obtaining shareholder approval in the following circumstances:

(i)	to change the vesting provisions of an Option or this Plan;

(ii)	to change the termination provisions of an Option or this Plan, provided there is no extension beyond the original Expiry Date;

(iii)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

(b)	Subject to regulatory approval, the Board may amend any of the provisions of this Plan relating to the following, provided the Board obtains the approval of the shareholders of the Company in respect thereof:

(i)	the limitations on grants of Options to Insiders and the number of Shares that may be reserved for issuance to Insiders;

(ii)	the limitations on grants of Options to Non-employee Directors and the number of Shares that may be reserved for issuance to Non-employee Directors;

(iii)	a reduction in the Option Price of any previously granted Option, or a cancellation and reissuance of Options so as to in effect reduce the exercise price thereof, other than pursuant to the terms of Section 4.3(a);

(iv)	the maximum number of Shares reserved for issuance upon exercise of Options available under this Plan;

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(v)	any extension of the term of an option beyond its original Expiry Date, except in the case of expiry within a blackout period as noted in Section 8.1(b);

(vi)	any amendment which would permit options granted under this Plan to be transferable, other than to Permitted Assigns or for estate settlement purposes; or

(vii)	any amendment to the amendment provisions.

12.2	Termination of this Plan. The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of an Option or impair any right of any Optionee pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, such Options shall continue to be governed by the provisions of this Plan, which shall survive the termination for such purpose.

13.	COMPLIANCE WITH LEGISLATION

13.1	Regulatory Compliance. This Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of this Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. Shares issued and sold to Optionees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

13.2	No Obligations to Issue Common Shares if Non-Compliance. The issue and sale of Shares pursuant to any Option granted under this Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws. The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Shares acquired on exercise of any Option.

13.3	Remittance of Employee Benefit Withholding Tax. The Company shall remit the Employee Benefit Withholding Tax paid or withheld in accordance with Section 6.1 of this Plan to the Receiver General or such other person as required by, and in accordance with, the provisions of the Tax Act and the Regulations thereunder, and any other federal or provincial legislation that requires the Company to withhold tax or other amounts in respect of the exercise of an Option, for the benefit of the Optionee on behalf of whom such tax is remitted. Accordingly, the Company shall ensure such amounts are reported on the Optionee’s T4 or other tax information slips as required.

14.	MISCELLANEOUS PROVISIONS

14.1	No Shareholders Rights. An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the date of delivery of the Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares so delivered. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

14.2	Employment or directorship. Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or to be re-elected as a director of the Company or any right to continue in the employ of the Company or any Affiliate of the Company, or affect in any way the right of the Company or any Affiliate of the Company to terminate his or her employment at any time; nor shall anything in this Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate of the Company, to extend the employment of any Optionee.

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14.3	Record Keeping. The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee; and

(b)	the number of Options granted to each Optionee and the number of Options outstanding.

14.4	Governing Law. This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14.5	Previous Plan. No new options will be granted under the Previous Plan and upon all outstanding options under the Previous Plan being exercised, cancelled or otherwise expired the Previous Plan shall terminate.

15.	APPROVALS

This Plan shall be subject to all necessary regulatory and shareholder approval. Any Options granted prior to such approvals shall be conditional upon such approvals being obtained and no such Options may be exercised unless and until such approvals have been obtained.

Pursuant to the requirements of the Exchange, all unallocated options, rights or other entitlements under this Plan shall be re-approved by the shareholders and directors of the Company at least once every three years.

16.          DATE OF THE PLAN

This Plan is dated as of the 5th day of September, 2012.

This Plan was amended and approved by the Board of Directors of the Company on December 13, 2013.

This Plan was amended and approved by the Board of Directors of the Company on February 19, 2015.

This Plan was amended and approved by the Board of Directors of the Company on March 9, 2018.

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QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free
1-877-452-7184

Collect Calls Outside North America
416-304-0211

Email: assistance@laurelhill.com

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